Remodeling


WELCOME

Entertaining



Health





Beauty and Style

100 Years
OF SERVING AMERICA'S
Homes & Families

Gardening



Do-it-yourself

Meredith CORPORATION

Travel





Decorating

Cooking



Local Programming

2002 ANNUAL REPORT



Contents



Meredith Celebrates 100 Years

Our cover depicts the contribution Meredith Corporation makes to America's homes and families. Through our subscription magazines, special interest publications, books, Internet sites and television stations we have been enriching the lives of families for a century. This rich history, combined with our strength in publishing, our continued progress in broadcasting and our strong financial condition, uniquely positions Meredith to build and deliver long-term shareholder value.

Financial Highlights

Years ended June 30 (In millions except per share)	2002	2001	2000
Revenues	$ 987.8	$ 1,043.5	$ 1,089.5
EBITDA[1,2]	$ 175.2	$ 213.4	$ 237.8
Income from operations	$ 117.8	$ 126.6	$ 161.3
Earnings before special items[2]	$ 56.7	$ 79.7	$ 90.8
Diluted per share	$ 1.11	$ 1.55	$ 1.72
Net earnings	$ 91.4	$ 71.3	$ 71.0
Diluted per share	$ 1.79	$ 1.39	$ 1.35
Dividends per share	$ 0.35	$ 0.33	$ 0.31
Stock price:			
High	$ 45.00	$ 38.97	$ 42.00
Low	$ 26.50	$ 26.75	$ 22.37
Total assets	$ 1,460.3	$ 1,437.7	$ 1,439.8
Long-term debt (including current portion)	$ 385.0	$ 470.0	$ 505.0
Shareholders' equity[3]	$ 507.7	$ 447.9	$ 422.5

1. EBITDA excludes special items.

2. Special items include the following pre-tax amounts: write-down of broadcast rights of $3.7 million in fiscal 2002, $9.9 million in fiscal 2001 and $1.0 million in fiscal 2000; nonrecurring charges of $25.3 million in fiscal 2001 and $23.1 million in fiscal 2000; nonoperating income of $63.8 million in fiscal 2002 and $21.5 million in fiscal 2001; and a $3.5 million charge in interest expense in fiscal 2002 for the write-off of the fair market value of interest rate swap agreements.

3. Shareholders' equity includes temporary equity in fiscal 2000.

Earnings per Share from Continuing Operations before Special Items


$1.22
$1.47
$1.70
$1.72
$1.55
$1.11
97
98
99
00
01
02

EBITDA

(Before special items)


$138.3
$190.0
$220.4
$237.8
$213.4
$175.2
97
98
99
00
01
02

(in millions)

Revenues


$850.7
$1,005.0
$1,029.8
$1,089.5
$1,043.5
$987.8
97
98
99
00
01
02

(in millions)

To Our Shareholders

In the history of every company, there are times that present very substantial challenges. Successful companies plan for these occasions. They count on strong brands, a rock-solid financial foundation and a superior workforce to weather the storm. That's been our business philosophy at Meredith Corporation for the past 100 years, and in fiscal 2002 – our centennial year – it served us well.

Make no mistake: Fiscal 2002 was a challenging year for the entire media industry and for Meredith. A deep advertising recession, compounded by the effects of the September 11th tragedies, created the worst economic environment for the media industry in 60 years. Excluding special items, our earnings per share were $1.11, compared with $1.55 for fiscal 2001. Earnings before interest, taxes, depreciation and amortization were $175.2 million before special items, compared with $213.4 million reported a year ago. Return on equity was 11.2 percent.



E.T. Meredith III Chairman of the Executive Committee | **William T. Kerr** Chairman and Chief Executive Officer

These results are not typical for our Company. But we take solace in the fact that we outperformed both industries in which we compete. In our publishing business, magazine advertising pages in our Publishers Information Bureau-measured titles rose nearly 5 percent in fiscal 2002, compared to a decline of nearly 12 percent for the publishing industry as a whole. On the broadcasting front, Meredith's advertising revenue declined 6 percent, compared to nearly 8 percent for the industry.

During this difficult economic climate, we made strategic investments and took actions to strengthen our market position in both publishing and broadcasting. At the same time, we reduced costs company-wide and improved the efficiency of our operations. The price trend for Meredith stock indicated shared confidence

Relative Price Performance of Meredith Corporation versus Market Indices

(June 30, 2001 through June 30, 2002)


150
125
100
75
50
6/30/01
9/30/01
12/31/01
3/31/02
6/30/02
Meredith
Dow Jones
S&P 500

in our efforts. Our shares outperformed many of our peers and the major indices.

We were encouraged by our results in the second half of the fiscal year and enter fiscal 2003 with guarded optimism. Our outlook springs not only from our recent performance, but also from the belief that our strategies will serve us well over time.

In publishing, the importance of established, market-leading brands was evident. Our flagship publication, *Better Homes and Gardens*, not only held its ground, it grew market share during the year. Many of the products it has spawned over the years improved their competitive position as well.

According to Mediamark Research Inc. (MRI), the consumer readership of *Better Homes and Gardens* rose to 39 million in the spring of 2002. That's a 4 percent increase from the fall of 2001 and represents the largest readership in the 80-year history of the title. Even more impressive, *Better Homes and Gardens* is now drawing an audience 50 percent larger than its closest competitor in the women's service field.

The MRI study also reported impressive audience gains for our mid-sized titles. The audience for *Country Home* rose more than 14 percent from the fall of 2001, and the audience for *Traditional Home* was up 6 percent. Both are *Better Homes and Gardens* spin-offs that have clearly established their own market identities. We continued to build our *Better Homes and Gardens Special Interest Publications* and the *Better Homes and Gardens* Creative Collection. Together, they represent the second-largest profit center in the Publishing Group. (Read more about publishing beginning on page 6.)

In our Broadcasting Group, we made significant progress at improving performance and rebuilding margins. Revitalizing leadership, increasing advertising revenues and improving news programming were priorities in fiscal 2002.

We hired Kevin O'Brien – a 33-year television industry veteran with a strong track record – to lead the group. Immediately, Kevin began to change the culture at our stations, insisting on a stronger focus on sales and customer service. He rebuilt much of our management team, replacing five general managers, six news directors and six general sales managers.

We established a duopoly in the Portland, OR, market by exchanging our stations in Orlando and Ocala, FL, for KPTV in Portland. By creating a duopoly of KPTV and KPDX, we will achieve operational efficiencies, while providing advertisers with stronger outlets and offering viewers enhanced programming.

To improve broadcasting advertising revenues, we continued our emphasis on attracting clients new to television advertising. We laid the foundation for continuous improvement in news programming, initiated strategies to improve the quality of our syndicated programming and upgraded our process for purchasing programs. (Read more about broadcasting beginning on page 10.)

Financial stability – achieved through a history of prudent financial management, cost containment and intelligent investment – has long been a hallmark of the Meredith approach

At Meredith, we have always placed a high priority on good corporate governance. We support the recent calls for improvements in this area, including the New York Stock Exchange's recommended changes in listed-company standards and the Sarbanes-Oxley Act of 2002. Our corporate governance practices are already consistent with the NYSE's recommendations and the federal legislation in many respects:

- The majority of our board members are independent directors, and the key committees consist entirely of independent directors.
- Our Board meets with our independent auditors, and in executive session, without any company employees present.
- Our stock option programs have always been subject to shareholder approval, and we use executive options appropriately and in moderation.



Jack Rehm will retire from our Board of Directors as of November 2002, after 40 years with Meredith. Jack was chief executive officer from 1989 through 1997, and served as chairman of the Board of Directors from 1992 to 1997. Jack guided Meredith through a period of tremendous success. His wisdom, energy and insight have been invaluable to our company. We wish Jack all the best as he begins a new chapter in his life.

to business. In fiscal 2002, we reduced our debt by $85 million to $385 million and maintained a low debt-to-EBITDA ratio.

We reduced costs by 2 percent in fiscal 2002 without detracting from the strength of our brands. We achieved the reductions despite higher postal rates for our Publishing Group, higher syndicated programming costs for our Broadcasting Group and a sharp rise in employee benefit costs.

We continue to believe that repurchasing shares of Meredith stock is a sound investment, reflecting our confidence in the company's fundamentals and our growth strategies. In fiscal 2002 we invested more than $30 million to repurchase nearly 900,000 shares.

In fiscal 2002, we filled a key Board position when we welcomed David J. Londoner, a former media investment analyst, who replaced Christina A. Gold. We are already benefiting from his knowledge of the media industry, his insight into the investment community and his business acumen.

Jack D. Rehm, former chairman and chief executive officer, announced he will retire from our Board of Directors as of November 2002. (Please read the sidebar above about Jack's outstanding contribution to Meredith.) Charles D. Peebler, Jr., a veteran of the advertising and marketing business, has been nominated to replace Jack on the Board.

As we enter the new fiscal year, we are pursuing three key strategies:

Expanding our powerful publishing base – We will increase advertising revenues by strengthening our large magazines, *Better Homes and Gardens* and *Ladies' Home Journal*, while tapping the potential of our mid-sized titles: *Country Home*, *Traditional Home*, *MORE* and *Midwest Living*. We continually seek promising opportunities to launch new magazines, and we are expanding our efforts to create multi-platform advertising and marketing programs through Meredith Corporate Solutions.

To build publishing revenues from nonadvertising sources, we are intensifying our circulation efforts, strengthening our franchise of *Better Homes and Gardens Special Interest Publications*, and leveraging our home and family expertise to increase book sales. We are working to strengthen our existing integrated marketing relationships and add new clients. Additionally, we plan to expand licensing opportunities for our strong brands.

Improving our broadcasting performance – Challenges notwithstanding, our Broadcasting Group has enormous potential. By rebuilding our management team, implementing sound sales strategies, and improving news and syndicated programming, we are confident we can increase broadcasting revenues and rebuild margins.

Strengthening our excellent financial position – We intend to continue generating the cash we need to make investments in our business, reduce our debt and repurchase shares, while maintaining a low debt-to-EBITDA ratio.

After a century of excellence, we enter our next 100 years confident that our tradition of strong brands, service journalism and customer service will enable us to continue building value for our shareholders in the new fiscal year and for many years to come.

E.T. Meredith III
Chairman of the
Executive Committee

William T. Kerr
Chairman and Chief
Executive Officer

Remodeling

Entertaining


Better Homes & Gardens

Health





Family


Midwest Living

Leisure



Beauty and Style

Gardening



100 Years

Over the course of the 20th century, in homes across America, Meredith Corporation has been there. In many ways, the history of Meredith, depicted on the timeline which begins on page 6, is the history of the American family. As we enter our second century, we have never been more confident that our tradition of service journalism is relevant and vital to our customers.

News


Better Homes
new
Cook Book

Building


kids rooms

Do-it-yourself

Travel


more
HAIR MIRACLES

Home


showhouse

Decorating



Cooking

Local Programming

Inspiration



Interactive


Window&Wall

Creativity



Publishing

magazine brands

book titles in print


Better Homes and Gardens
New
COOK BOOK
LADIES' HOME JOURNAL
Caroline Kennedy in the Spotlight
BEAUTIFUL ROOMS
fall decorating
PIE!

The Meredith Publishing Group features 16 subscription magazine brands, including *Better Homes and Gardens*, *Ladies' Home Journal*, *Country Home*, *Traditional Home*, *MORE* and *Midwest Living*.

In fiscal 2003, Meredith will publish more than 150 special interest publications. Our special interest publications focus on decorating, gardening, crafting, remodeling, cooking and other subjects. Our book business has nearly 300 titles in print, which are sold primarily through retail distribution channels. Meredith Corporate Solutions brings together all of the Company's assets to offer marketing solutions to clients' advertising needs.

The Publishing Group also includes integrated marketing, interactive media and database operations. Integrated marketing uses our extensive resources to create end-to-end marketing programs and custom publications for some of America's leading companies, including Carnival Cruise Lines, DaimlerChrysler and Kraft Foods. We have an extensive Internet presence. Our interactive media operations manages 23 Web sites. We also have strategic alliances with leading Internet destinations such as the Microsoft Network (MSN) and branded anchor tenant positions on America Online. Our consumer database, which contains more than 60 million names, is the largest domestic database among media companies and enables advertisers to target marketing campaigns precisely.

Major Magazine Brands

Title	Frequency	September 2002 Rate Base
Better Homes and Gardens	Monthly	7,600,000
Ladies' Home Journal	Monthly	4,100,000
Country Home	10x/year	1,100,000
Traditional Home	8x/year	850,000
Midwest Living	6x/year	815,000
MORE	10x/year	750,000
WOOD	7x/year	550,000
Successful Farming	12x/year	442,000

1902



Meredith founder E.T. Meredith publishes the first issue of *Successful Farming* in October. The first issue of the magazine was sold to 500 subscribers. By 1914, circulation was over the half-million mark.

1912



The Company, now with 200 employees, moves into the core of the corporate headquarters building at 1716 Locust Street in Des Moines. Since then, seven additions have been made to the building.

1922



Meredith begins publishing *Fruit, Garden and Home* magazine. In 1924, the magazine's name was changed to *Better Homes and Gardens*. The first issue cost a dime on the newsstand, and a one-year subscription was 35 cents.

Publishing Review

Americans are coming home. Research shows they are devoting more time to their homes and their families, and the Meredith Publishing Group is ideally positioned to serve them.

Through our century-long commitment to quality service journalism, we have built a reputation as a trusted source of information. Our subscription magazines, special interest publications, books, Web sites and other materials are respected resources for Americans seeking to enrich their homes through remodeling, decorating, gardening and cooking. That foundation helped sustain and guide us through fiscal 2002, one of the most challenging periods ever experienced by the publishing industry.

In the face of a difficult economy, we increased market share for our magazines, beginning with our two largest titles, *Better Homes and Gardens* and *Ladies' Home Journal*. In fiscal 2002, they grew their combined share of the women's service field advertising revenues by 2.5 percentage points to 40 percent as measured by the Publishers Information Bureau. The July issue of *Better Homes and Gardens* alone achieved a 30 percent share of advertising revenues in the women's service field, more than any of our competitors' two-magazine combinations.

To build on the *Better Homes and Gardens* franchise, we invested in a major editorial research project for the magazine. The research will help us develop better profiles of readers and their aspirations. We believe continued focus on our readers, along with continuous product improvement, will help propel *Better Homes and Gardens* to even greater success.

In her first year on the job, Editor-in-Chief Karol Nickell has brought a freshness and vitality to *Better Homes and Gardens* that is resonating with readers and advertisers alike. She has broadened the magazine's appeal by embracing a rich variety of design styles; provided pages with a sense of everyday life that makes visual and editorial content believable and relevant; and introduced compelling new features, such as the popular "American Family" series. Karol and her staff have worked to fill each article with warmth, emotion and ideas that carry on the finest traditions of Meredith publishing.

At *Ladies' Home Journal*, our second-largest subscription magazine, we hired publishing industry veteran Diane Salvatore as editor-in-chief. She is working with her staff to reshape the magazine's vision, with the goal of creating a publication that attracts new, younger readers and retains them. The sales team at *Ladies' Home Journal* held its own in a very difficult business environment. In fact, the April issue was the largest in terms of advertising pages in more than three years.

We are growing our promising mid-sized magazines, *Country Home*, *Traditional Home*, *Midwest Living* and *MORE*. These titles have loyal readers and high renewal rates, making them very attractive to advertisers. Both *Country Home* and *Traditional Home* gained share in their respective categories during fiscal 2002.

To leverage this strength, we raised the rate base of *Country Home* by 10 percent, to 1.1 million, and will increase its frequency to 10 times a year in calendar 2003. We raised the rate base of *Traditional Home* by 6 percent, to 850,000, and increased its frequency to eight times for calendar year 2002.

We are also seeing strong performance from *Midwest Living*. The title's March-April 2002 issue had the highest advertising revenues in the magazine's 15-year history, and it set advertising revenue records for three consecutive issues through the spring, summer and fall.

MORE, our lifestyle magazine focused on women over 40, continues to build readership

1930


COOK BOOK

The first edition of the *Better Homes and Gardens Cook Book* is published. The Company offered complimentary copies to *Better Homes and Gardens* magazine subscribers. The familiar red plaid was introduced in 1941. It has sold more than 34 million copies to date.

1937



Meredith begins publishing *Better Homes and Gardens Special Interest Publications* (SIP) with the introduction of *Home Building Ideas*. In fiscal 2003 we will publish 150 issues.

1946

Meredith Corporation stock is first offered to the public. The stock has been listed on the New York Stock Exchange since 1965.

MDP Listed NYSE


Better
Homes

and advertising revenue. In September, we raised its rate base to 750,000, a level that is important in attracting attention from a wide variety of readers and advertisers.

As part of our ongoing effort to serve younger readers, we are developing *LivingRoom*, a lifestyle magazine for women in their late 20s and 30s. We have tested the *LivingRoom* concept on focus groups and plan to conduct significant subscription and newsstand tests in fiscal 2003. We will determine the magazine's future based on those results.

To better serve the marketing needs of our clients, we are developing multi-platform advertising and marketing programs through Meredith Corporate Solutions. The expertise in this organization has made us an industry leader in terms of linking our magazines, direct marketing capabilities, television stations and other assets to create comprehensive marketing programs for our clients.

For example, in fiscal 2002 we developed a comprehensive multimedia marketing campaign for the allergy medicine Clarinex. The ongoing program features branded inserts that run in Meredith magazines, a direct-mail campaign, a major interactive media component and advertising on Meredith television stations.

Nonadvertising revenues – which are derived from magazine circulation, special interest publications, books, integrated marketing, interactive media and brand licensing – accounted for 56 percent of total publishing revenues in fiscal 2002. These revenues provided a measure of stability in the recent period of weaker advertising demand.

One key to increasing nonadvertising revenue is building magazine circulation, both through subscriptions and newsstand sales. In fiscal 2002 we grew our subscription revenues through strong editorial content, a cutting-edge database that helped us effectively target customers, and creative mailings that made our magazines attractive to subscribers. Additionally, we continued to post strong newsstand sales, running counter to industry trends.

We are making progress at generating traditional magazine subscription orders over the Internet, and we are well-positioned to meet our goal of acquiring 1.5 million online subscriptions by the end of fiscal 2003. Increasing magazine subscriptions through the Internet is a priority primarily because of the potential savings on subscription acquisition costs.

We are growing our *Better Homes and Gardens Special Interest Publications* and the *Better Homes and Gardens* Creative Collection, both of which are sold primarily at newsstands. (Please see sidebar on page 9 for more information on our special interest publications.)

1948


OUR TENTH YEAR
KPHO-TV
5

Meredith launches its first *television station,* WHEN-TV in Syracuse, NY. The Company purchased KPHO-TV in Phoenix in 1952.

1969

The Company forms the Meredith/Burda *printing partnership with the Burda family* of West Germany. In 1990, the Company's share of the partnership was sold.

1984


Better Homes and Gardens,
Country Home

The Company converts *Country Home* to a subscription magazine from a special interest publication. The Company launches *WOOD* magazine.

We continue to develop our book business and increase the number of retail outlets for our titles. After a post-September 11th decline, our book shipments rose 12 percent during the second half of fiscal 2002, and revenues rose nearly 7 percent. We are creating many new books and updating some of our readers' favorites. This fall we released the 12th edition of the *Better Homes and Gardens New Cook Book*. Early orders for the new edition have been very strong, and have outpaced early orders for the book's 11th edition in 1996.

It is very encouraging that – in the post-September 11th world – all of our consumer touch points (magazine readership, subscription acquisition and renewals, newsstand sales, book orders, Internet usage) – showed renewed strength, an indication of our ability to tap into the needs and wants of the American consumer.

In integrated marketing, we are pursuing in-depth strategic relationships with marketing partners. For example, in fiscal 2002 we secured a contract from DaimlerChrysler to produce customer loyalty magazines for the Chrysler, Dodge and Jeep brands. The circulation for this contract, which will kick off in fiscal 2003, is nearly 6 million for each issue.

In interactive media, we laid the groundwork for advertising sales growth by assembling an in-house sales team and developing a suite of niche offerings that have caught hold in the marketplace.

We plan to expand our brand licensing activities in the coming years, initially focusing on the *Better Homes and Gardens* brand. We expect to create new or additional licensing relationships where they will have the most appeal: building and remodeling, gardening and outdoor living, seasonal and family celebrations, and kitchen and food.

Our Publishing Group is positioned to deliver increased revenues, profits and shareholder value. We have strong brands that consumers know and trust. We are implementing solid strategies to sustain growth in both advertising and nonadvertising revenues and continue to build on our unique position in the home and family market.

Special Interest Publications

We are continually expanding and refreshing our franchises of *Better Homes and Gardens Special Interest Publications* and the *Better Homes and Gardens* Creative Collection.

We launched our line of special interest publications more than six decades ago with *Home Building Ideas*. In fiscal 2002, we published nearly 130 issues, up more than 60 percent from five years ago, and we continue to expand our offerings to meet consumers' needs and desires.


100 Decorating Ideas
Simple & Stylish
Under $100

Selling primarily on the newsstand, the special interest publications and the Creative Collection titles, when combined, represent the Company's second largest profit center after *Better Homes and Gardens* magazine. We have been able to raise the cover prices of many of our special interest publications while maintaining high sell-through levels.


Country Gardens
Containers
Holiday
Appetizers

We are also working to sell more advertising pages in these publications by offering network buys within groups and across the entire portfolio of titles. This approach benefits advertisers because they reach their target audiences en masse and they are featured in an uncluttered advertising environment. For example, by purchasing a page in our group of building and remodeling special interest publications, an advertiser can reach a circulation of 17 million readers.

1986


Journal

Meredith purchases *Ladies' Home Journal*. It has become the second-largest title for the Company, after *Better Homes and Gardens*.

1987


Midwest Living

The Company introduces *Midwest Living* magazine. It now has a rate base of 815,000.

1989

Meredith converts *Traditional Home* to a subscription magazine from a special interest publication. The title had a rate base of 500,000. Its rate base is now 850,000.

Broadcasting

The Meredith Broadcasting Group includes 11 television stations, many located in fast-growing markets such as Atlanta, Phoenix, Las Vegas and Portland. Eight of these stations are in the country's 36 largest markets. Our group consists of five CBS affiliates, four FOX affiliates, one NBC affiliate and one UPN affiliate. In fiscal 2002, we established a duopoly with stations KPDX and KPTV in Portland, the nation's 23rd largest television market.

television stations

Television Stations

(As of September 2002)

Station	Market	Market Rank	Network Affiliation	Channel
WGCL-TV	Atlanta, GA	9	CBS	46
KPHO-TV	Phoenix, AZ	16	CBS	5
KPTV	Portland, OR	23	FOX	12
KPDX-TV	Portland, OR	23	UPN	49
WFSB-TV	Hartford/New Haven, CT	27	CBS	3
WSMV-TV	Nashville, TN	30	NBC	4
KCTV	Kansas City, MO	33	CBS	5
WHNS-TV	Greenville, SC/Spartanburg, SC/ Asheville, NC	35	FOX	21
KVVU-TV	Las Vegas, NV	52	FOX	5
WNEM-TV	Flint/Saginaw/Bay City, MI	64	CBS	5
KFXO-TV	Bend, OR	201	FOX	39

1994



Meredith opens *Better Homes and Gardens* Garden Centers in Wal-Mart stores.

1995

The Company acquires WSMV-TV, an NBC affiliate in Nashville, TN.

1997

The Company acquires FOX affiliates KPDX-TV, Portland, OR; KFXO-TV, Bend, OR; WHNS-TV, Greenville, SC. Meredith also acquires CBS affiliate WFSB-TV in Hartford/New Haven, CT.



Broadcasting Review

We enter fiscal 2003 with renewed optimism for our Broadcasting Group, spurred by two factors. First, in Kevin O'Brien we believe we have found a leader who can reposition our attractive broadcasting assets to build shareholder value. Second, although it is too early to claim a complete victory, it appears the worst downturn in the history of the television business is behind us.

Though revenues and profits from our Broadcasting Group were lower in fiscal 2002 than in the previous fiscal year, we were encouraged by increases in advertising demand over the last two quarters. We are positioning the Broadcasting Group to take advantage of further recovery in fiscal 2003.

Our duopoly – formed by the exchange of our television stations in Orlando and Ocala, FL, for station KPTV in Portland, OR – is one example of our repositioning strategy. By creating a duopoly of KPTV and KPDX, we are improving the efficiency of both stations and are better serving advertisers and viewers in the Portland market.

We moved our FOX affiliation to KPTV to use its more powerful VHF signal to broadcast more popular FOX programming, and we made KPDX the market's UPN affiliate. In a dynamic, young market like Portland, we believe advertisers will be especially attracted to our ability to reach 18- to 49-year-old viewers.

Also, we signed new affiliation agreements for our FOX stations (Portland, OR; Las Vegas, NV; Greenville, SC; and Bend, OR).

We are interested in creating additional duopolies to improve the efficiency and revenue potential of our Broadcasting Group. Our top priority, however, remains improving the overall performance of each of our existing stations.

That priority is the reason we hired a new group president and replaced general managers at five of our stations, including those in our three largest markets. There now are new general managers in Atlanta, Phoenix, Nashville, Portland and Las Vegas. We also replaced six news directors and six general sales managers.

In addition to rebuilding the management team, we have injected enthusiasm, accountability and a winning attitude into each station. We strive to be market leaders in sales, news and ratings.

In sales, we have set aggressive targets for each station, including specific share, revenue and profit goals. We are developing a culture in which each employee is charged with generating revenues or supporting sales. Everyone from the news anchor to the general manager is expected to contribute to the sales effort by calling on clients.

We are working to grow the pool of local advertisers by developing business from clients new to television advertising.

We are benefiting from efforts to develop sales collaborations with our Publishing Group, specifically our "Cornerstone" promotions, which generate more than $1 million in new and incremental revenues each quarter. Four times a year, we produce eight-page print pieces – like the *Better Homes and Gardens* home improvement programs and the *Ladies' Home Journal* health planners – and offer advertisers the opportunity to sponsor these products. Collaborations like these give us expanded sales opportunities because they are marketing programs unique to Meredith.

Our second initiative is improving the quality and the ratings of the local newscasts at all of our stations. Local newscasts generate a

1998


more
STYLE

Meredith launches *MORE*, a magazine for upscale women over 40. Launched with a rate base of 300,000, its rate base is now 750,000.

1999

CBS atlanta
wgcl·tv

Meredith acquires WGNX-TV in Atlanta. The station's call letters are later changed to WGCL-TV.

2000



The flagship of Meredith's 23 branded Web sites, *bhg.com*, records more than 21 million unique visitors and nearly 100 million annual page views.


FOX 5
HENDERSON / LAS VEGAS

"We are focused on improving the performance of our Broadcasting Group through improved ratings, revenue growth and restored margins. By accomplishing that, we believe we will position our Broadcasting Group to be an increasingly valuable contributor to Meredith's overall goal: creating long-term value for its shareholders."

large share of the revenue for a television station – more than 30 percent on an industrywide average – and are an income source controlled completely by the station. In addition, viewers identify us through our news coverage. This quality is crucial to making sustainable gains in ratings and in advertising sales.

To help us achieve the quality we want, we created a new position, group vice president of news, to set specific standards, provide leadership and ensure consistency. We are changing our news culture by instilling a fast-paced, quick-response, complete-coverage team approach to our news reporting. Some of the country's top news consultants are already conducting market research to help us gain a greater understanding of what viewers want in our newscasts and how we can best deliver it to them.

The third initiative is improving our management of syndicated programming. We are buying better programs, and we are using our group buying power to contain costs. To get the most out of every syndicated programming dollar we spend, we are looking closely at each station and buying the shows that fit its needs.

To conclude, we are focused on improving the performance of our Broadcasting Group through improved ratings, revenue growth and restored margins. By accomplishing that, we believe we will position our Broadcasting Group to be an increasingly valuable contributor to Meredith's overall goal: creating long-term value for its shareholders.

2001


KITCHEN

The Company publishes more than 120 *Better Homes and Gardens Special Interest Publications* in fiscal 2001.

2002

The Company creates a television duopoly in the Portland, OR, market by acquiring station KPTV in Portland.

100 Years
OF SERVING AMERICA'S
Homes & Families
Meredith CORPORATION

Financial Review

BUSINESS DESCRIPTIONS

Meredith Corporation was founded in 1902 by Edwin Thomas Meredith and incorporated in Iowa in 1905. Since its beginnings in agricultural publishing, the Company has expanded to include mass audience and special interest publications designed to serve the home and family market. In 1948, Meredith entered the television broadcasting business. The Company now owns and operates eleven television stations in locations across the continental United States. These publishing and broadcasting businesses and associated trademarks have been the core of Meredith's success. In addition, the Company has used its assets to expand into interactive media and integrated marketing operations. Meredith is one of the nation's leading media companies.

The Company's largest source of revenues is magazine and television advertising. Television advertising tends to be seasonal in nature with higher revenues traditionally reported in the second and fourth fiscal quarters, and cyclical increases during certain periods, such as key political elections and major sporting events. Circulation revenues, which result from the sale of magazine subscriptions and single-copy or newsstand sales of magazines, are the second largest source of revenues. Other sources of revenue include book sales, integrated marketing and custom publishing programs, licensing agreements and television network affiliation agreements.

The Company had 2,569 employees at June 30, 2002 (including 135 part-time employees).

Publishing

Magazine operations include 16 magazine brands that appeal primarily to consumers in the home and family market. Those brands are: *Better Homes and Gardens*; *Ladies' Home Journal*; *Country Home*; *Traditional Home*; *Midwest Living*; *MORE*; *WOOD*; *Successful Farming*; *Renovation Style*; *Country Gardens*; *Creative Home*; *Decorating*; *Do It Yourself*; *Garden, Deck & Landscape*; *Garden Shed*; and *American Patchwork & Quilting*. *Better Homes and Gardens* magazine, the Company's flagship, accounts for a significant percentage of revenues and operating profit of the Company and the publishing segment. Meredith also has a 50 percent interest in a monthly Australian edition of *Better Homes and Gardens* magazine.

The Company also publishes a group of Special Interest Publications, primarily under the *Better Homes and Gardens* and Creative Collection banners, that are primarily sold on the newsstand. These titles are issued from one to six times annually. Titles published quarterly or bimonthly include *Beautiful New Homes*; *Bedroom & Bath Ideas*; *Decorating Ideas*; *Do It Yourself*; *Garden, Deck & Landscape*; *Garden Shed*; *Home Planning Ideas*; *Kitchen and Bath Ideas*; *100 Ideas* series; *Paint Decor*; *Quick & Easy Decorating*; *Remodeling Ideas*; *Scrapbooks etc.*; and *Window & Wall Ideas*. Approximately 130 issues were published in fiscal 2002.

Meredith Interactive Media has extended many of the Company's magazine brands to include a presence on the Internet. The flagship home and family site – *bhg.com* – is a leader in providing unique content and applications in its core content areas of decorating, food, home improvement and remodeling. In addition, Meredith has established multi-year alliance agreements with two of the leading Internet providers – Microsoft Networks (MSN) and America Online – which drive additional traffic to the Company's sites.

The Company publishes and markets a line of nearly 300 consumer home and family service books, published primarily under the *Better Homes and Gardens* trademark and the Ortho® and The Home Depot® names. They are sold through retail book and specialty stores, mass merchandisers and other means.

Sixty-nine new or revised titles were published during fiscal 2002. Meredith has contracts with The Scotts Company and The Home Depot USA, Inc., to produce and sell books under the Ortho® and The Home Depot® names, respectively.

Meredith Integrated Marketing offers advertisers and other external clients integrated strategies that combine all of Meredith's custom capabilities. Meredith's consumer database, which contains more than 60 million names, is the largest domestic database among media companies and enables magazine and television advertisers to precisely target marketing campaigns. These marketing programs are important because they provide revenue sources that are independent of advertising and circulation. Fiscal 2002 clients include Principal Financial Group; Carnival Cruise Lines; Iams; and Kraft Foods, Inc.

Broadcasting

The Company's television stations as of September 2002 are:

Station	Market	Market Rank	Network Affiliation	Channel
WGCL-TV	Atlanta, GA	9	CBS	46
KPHO-TV	Phoenix, AZ	16	CBS	5
KPTV	Portland, OR	23	FOX	12
KPDX-TV	Portland, OR	23	UPN	49
WFSB-TV	Hartford/ New Haven, CT	27	CBS	3
WSMV-TV	Nashville, TN	30	NBC	4
KCTV	Kansas City, MO	33	CBS	5
WHNS-TV	Greenville, SC/ Spartanburg, SC/ Asheville, NC	35	FOX	21
KVVU-TV	Las Vegas, NV	52	FOX	5
WNEM-TV	Flint/Saginaw/ Bay City, MI	64	CBS	5
KFXO-TV	Bend, OR	201	FOX	39

Market rank is the national 2002-2003 ranking based on estimated television households in the market, as reported by Nielsen Media Research.

All of the Company's television stations are network affiliates. Generally a network provides programs to its affiliated television stations, sells commercial advertising within the network programs and, in some instances, compensates the local stations by paying an amount based on the television station's network affiliation agreement. In addition, the affiliated stations make payments to the network for certain specified programming such as professional football. Affiliation with a national network has an important influence on a station's advertising rates. The Company's five CBS affiliates have agreements which expire from November 2004 to April 2007. In June 2002, Meredith signed new affiliation agreements for all of its FOX-affiliated stations which expire in June 2007. As a standard practice, the FOX network makes no cash payments to affiliates. In addition, the Company's FOX affiliates pay the FOX network in exchange for additional advertising spots in prime-time programming. The Company's Nashville station has an affiliation agreement with NBC that expires in December 2006. The Portland UPN affiliation agreement expires in September 2004. While Meredith's relations with the networks have historically been good, the Company can make no assurances that these relationships will continue in the same manner over the long term.

Local news programming is an important source of advertising revenues to television stations, because 25 to 35 percent of a market's television advertising revenues are typically allocated to local news. The Company's stations have increased the number of hours of local news programming significantly over the last several years and are continually working to improve their news operations and ratings.

BUSINESS DEVELOPMENTS – FISCAL 2002

In June 2002, Meredith Corporation exchanged its Orlando and Ocala, FL, television stations with News Corporation and Fox Television Stations, Inc., for station KPTV, a UPN affiliate in Portland, OR. The transaction created a Meredith duopoly in Portland where the Company also owns KPDX-TV, a FOX affiliate. A duopoly, the ownership of two stations in a market, offers increased efficiency while providing stronger outlets for advertisers and viewers. The exchange is expected to result in a reduction in revenues of approximately $10 million in fiscal 2003, but it is not expected to have a material effect on operating results. For financial reporting purposes, Meredith recorded the exchange as two simultaneous but separate events: that is, the sale of the two Florida stations for which a nonoperating gain was recognized and the acquisition of the Portland station. The nonoperating gain on the sale of the Florida stations was $61.8 million ($37.9 million after-tax), or 74 cents per share, based on the fair value of the assets acquired, as determined by an independent appraisal. The fair value of $90.0 million also represented the purchase price of the Portland station.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion presents the key factors that have affected Meredith Corporation's business over the last three years. This commentary should be read in conjunction with the Company's Consolidated Financial Statements and the 11-year Financial History presented elsewhere in this annual report. All per share amounts refer to diluted earnings per share and are computed on an after-tax basis.

Sections of this annual report – and management's public commentary from time to time – may contain certain forward-looking statements that are subject to risks and uncertainties. The words *expect, anticipate, believe, likely, will,* and similar terms generally identify forward-looking statements. These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Readers are cautioned not to place undue reliance on such forward-looking information; actual results may differ materially from those currently anticipated.

Factors that could adversely affect future results include but are not limited to downturns in national and/or local economies; a softening of the domestic advertising market; increased consolidation among major advertisers or other events depressing the level of advertising spending; national or world events that could interrupt broadcast television nationally, regionally or in specific local markets; the unexpected loss of one or more major clients; changes in consumer reading, purchasing and/or television viewing patterns; unanticipated increases in paper, postage, printing or syndicated programming costs; changes in television network affiliation agreements and/or network affiliation relationships; technological developments affecting products or methods of distribution such as the Internet or e-commerce; changes in government regulations affecting the Company's industries; unexpected changes in interest rates; and any acquisitions and/or dispositions.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements. The Company bases its estimates on historical experience, management expectations for future performance, and other assumptions as appropriate. The Company re-evaluates its estimates on an ongoing basis. Actual results may vary from those estimates.

The following are the accounting policies that management believes are most critical to the preparation of the Company's financial statements and require management's most difficult, subjective or complex judgments. These and other significant accounting policies are explained in the first note to the Consolidated Financial Statements.

Long-lived assets – As current events and circumstances warrant, management evaluates goodwill and intangible and other long-lived assets to determine whether adjustments to carrying values are needed. These evaluations may be based on undiscounted income and cash flow projections from the underlying business or from operations of related businesses as well as other economic and market variables. The evaluations require significant management judgment, and future events affecting cash flows and market conditions could result in impairment losses. The section entitled **Other Matters** on page 25 describes changes in accounting for goodwill and other intangible assets that will be effective in fiscal 2003.

Broadcast rights – Broadcast rights and the liabilities for future payments are recorded when the programs become available for airing. Amortization of broadcast rights is recorded on an accelerated basis over the contract period. Broadcast rights are valued at the lower of unamortized cost or net realizable value. The determination of net realizable value is based on management's expectations of future net revenues and is therefore highly subjective. Future revenues can be affected by changes in the level of advertising demand, competition from other television stations or other media, changes in television programming ratings, and changes in the planned usage of programming materials, among other factors. Changes such as these can lead to revised estimates of future net revenues and therefore result in the write-down of broadcast rights.

Revenue recognition – Revenues are recognized only when realized or realizable and earned. Revenues, and the associated accounts receivable, are recorded net of provisions for estimated future returns, doubtful accounts, and other allowances. The recognition of revenues from both the newsstand sale of magazines and the sale of books requires significant assumptions regarding reserves for future returns. The Company bases its estimates on historical experience and current conditions in the marketplace. Reserves are adjusted continually based on actual results. The Company has not experienced significant deviations between estimated and actual results.

Pension and postretirement expense – Pension and postretirement benefit expenses are actuarially determined and include assumptions regarding discount rates, expected returns on plan assets and rates of increase in compensation and healthcare costs. Management monitors trends in the marketplace and relies on guidance from specialists to arrive at these estimates. The estimates are reviewed annually and updated as deemed necessary. Nevertheless, these estimates are highly subjective and actual results may vary. Changes in these assumptions would affect associated assets and/or liabilities as well as benefit expense.

SPECIAL ITEMS

Fiscal 2002

In June, Meredith exchanged its Orlando and Ocala, FL, television stations for station KPTV, a UPN affiliate in Portland, OR. The transaction with News Corporation and Fox Television Stations, Inc., created a Meredith duopoly in Portland where the Company already owns KPDX-TV, a FOX affiliate. A duopoly, defined as the ownership of two stations in a single market, offers increased efficiency while providing stronger outlets for advertisers and viewers. As part of the transaction Meredith also entered into new affiliation agreements for all of its FOX-affiliated stations.

Since the acquisition date, the operations of the acquired property have been included in the Company's consolidated operating results. The exchange is expected to result in a revenue reduction of approximately $10 million in fiscal 2003, but it is not expected to have a material effect on operating results.

For financial reporting purposes, Meredith recorded the exchange as two simultaneous but separate events: the sale of the two Florida stations, for which a nonoperating gain was recognized, and the acquisition of the Portland station, which was treated as an asset purchase. The nonoperating gain on the sale of the Florida stations was $61.8 million ($37.9 million after-tax), or 74 cents per share, based on the fair value of the assets acquired as determined by an independent appraisal. The fair value of $90.0 million also represented the purchase price of the Portland station.

In the fourth quarter, Meredith recorded a charge in interest expense of $3.5 million ($2.1 million after-tax), or 4 cents per share, to write off the amount remaining in accumulated other comprehensive loss on a portion of its interest rate swap contracts. The write-off came from fair market value adjustments. In April 2002, Meredith completed its debt refinancing that allowed the Company to take advantage of favorable long-term interest rates by replacing variable-rate debt with fixed-rate debt and to diversify funding sources. As a result of this refinancing, the notional amount of interest rate swap contracts exceeded the variable-rate debt outstanding. Management determined that it was probable the level of variable-rate debt would not increase to allow use of these swaps over the term of the swap contracts and therefore the write-off was required.

Also in the fourth quarter, Meredith recorded a charge of $3.7 million ($2.3 million after-tax), or 4 cents per share, for the write-down of certain broadcasting syndicated programming rights to net realizable value.

In December 2001, Meredith recorded nonoperating income of $2.0 million ($1.2 million after-tax), or 2 cents per share, from the demutualization of an insurance company with which Meredith holds policies.

Fiscal 2001

In response to a weakening economy and a widespread advertising downturn, management took steps to reduce the number of Meredith employees, including a one-time, voluntary early retirement program. Other selective workforce reductions were achieved through attrition, realignments and job eliminations. The Company also wrote off certain Internet investments and recorded other charges primarily related to the decision to discontinue certain publishing operations. These costs were partially offset by the reversal of certain accruals no longer deemed necessary. In combination, the actions resulted in a fourth-quarter nonrecurring charge of $25.3 million ($15.4 million after-tax), or 30 cents per share.

Expense for retirement benefits, severance and outplacement charges resulting from the employee reduction totaled $18.4 million in personnel costs. A total of 155 positions were eliminated during the fiscal year ended June 30, 2001. The Company eliminated more than 50 additional positions during fiscal 2002. Approximately 70 percent of related costs had been paid by June 30, 2002. The payment of certain early retirement benefit costs will, however, extend for several more years.

The asset write-downs of $8.2 million consisted of the write-off of $6.0 million in investments in Internet-related alliances and $2.2 million for other charges. Meredith ended its business relationships with two small Internet companies. A review of the fair value of the Company's investments in those two businesses, which included examination of financial information they provided, resulted in the write-off. The remaining charges consisted primarily of costs associated with discontinuing *Family Money* magazine, *Mature Outlook* magazine, the *Shop Online 1-2-3* supplement, and the *Better Homes and Gardens* television show.

The reversal of certain accruals reduced the nonrecurring charge by $1.3 million. These reversals came primarily from meeting certain contractual obligations for less than accrued amounts.

Meredith recorded a fourth-quarter charge of $9.9 million ($6.1 million after-tax), or 12 cents per share, for the write-down of certain broadcasting syndicated programming rights to net realizable value. A significant decline in first-run ratings for programming not yet available for airing was the primary factor in the write-down.

In May 2001, Meredith sold GOLF FOR WOMEN magazine to The Golf Digest Companies, a subsidiary of Advance Magazine Publishers, Inc., effective with the first issue of fiscal 2002. The sale resulted in a gain of $21.5 million ($13.1 million after-tax), or 26 cents per share. Meredith also sold the assets of American Park Network, but the resulting gain was not material.

Fiscal 2000

In March, Meredith announced several major strategic initiatives: expansion and acceleration of Internet-related efforts Company-wide, improvement in circulation profitability, and elimination of operations that no longer fit the Company's business objectives.

To expand and accelerate the Internet-related efforts the Company committed to continued investment in the following: Internet and e-commerce activities, continued development of its consumer database, and strategic alliances and partnerships. Incremental spending related to these initiatives reduced earnings by 1 cent per share in fiscal 2002, 5 cents per share in fiscal 2001 and 2 cents per share in fiscal 2000.

Investment spending related to the circulation initiatives reduced earnings by 6 cents per share in both fiscal 2002 and 2001 and by 10 cents per share in fiscal 2000.

The final initiative resulted in discontinuing *Cross Stitch & Needlework* and *Decorative Woodcrafts* magazines and certain other publishing operations. In addition, the Company announced it would no longer publish Crayola Kids® magazine due to a disagreement with the licensor regarding the strategic direction of the magazine. These discontinuations contributed to a nonrecurring charge of $23.1 million ($19.1 million after-tax), or 36 cents per share, consisting of asset write-downs ($16.8 million), contractual obligations ($3.8 million) and personnel costs ($2.5 million).

The asset write-downs primarily included the write-off of goodwill and other intangibles allocated to *Cross Stitch & Needlework* magazine, which was part of the acquisition of Craftways Corporation in 1988. The Company continued to operate other businesses included in the acquisition. Goodwill and intangibles associated with *American Park Network*, which the Company had decided to no longer publish, were also written off. The intangible asset write-downs were expected to reduce future amortization expense by $2.5 million annually. In addition, the asset write-downs included the write-off of deferred subscription acquisition costs and prepaid editorial costs associated with the discontinued magazines. Net accounts receivable of the discontinued titles were expected to be collected; other tangible assets associated with the discontinued titles were deployed to other magazines.

Contractual obligations resulted from the discontinuations and from a comprehensive review of the impact of news expansion on film valuations at one television station. The personnel costs represented severance and outplacement expenses related to the involuntary termination of 29 employees as a result of the magazine closings and other restructuring efforts. The discontinuations were expected to result in an annual reduction in revenues of approximately $25 million but were not expected to have a material impact on the publishing segment's operating profits.

RESULTS OF OPERATIONS

Years ended June 30	2002	Change	2001	Change	2000
(In millions except per share)					
Total revenues*	$ 987.8	(5)%	$ 1,043.5	(4)%	$ 1,089.5
Nonrecurring items	$ —	nm	$ (25.3)	(10)%	$ (23.1)
Income from operations	$ 117.8	(7)%	$ 126.6	(22)%	$ 161.3
Nonoperating income	$ 63.8	197 %	$ 21.5	nm	$ —
Net earnings	$ 91.4	28 %	$ 71.3	—	$ 71.0
Diluted earnings per share	$ 1.79	29 %	$ 1.39	3 %	$ 1.35
Other data:					
Earnings before special items**	$ 56.7	(29)%	$ 79.7	(12)%	$ 90.8
Diluted earnings per share before special items**	$ 1.11	(28)%	$ 1.55	(10)%	$ 1.72

nm – not meaningful

*Throughout this annual report, revenues have been restated to apply the provisions of Emerging Issues Task Force (EITF) Issue No. 01-09, which requires classification of certain cooperative advertising and product placement costs, previously recorded as selling expenses, as reductions in revenue. The reclassification affected both circulation and other revenues. As a result of applying these provisions, revenues and selling expenses were reduced equally by $10.9 million in fiscal 2002, $9.8 million in fiscal 2001 and $7.7 million in fiscal 2000. These reclassifications had no effect on operating profits or net earnings in any period.

**Special items include broadcast rights write-downs (pre-tax write-downs of $3.7 million in fiscal 2002, $9.9 million in fiscal 2001 and $1.1 million in fiscal 2000) and a pre-tax charge of $3.5 million in fiscal 2002 in interest expense for the write-off of interest rate swap contracts as well as the nonrecurring items and nonoperating income shown above.

Fiscal 2002 compared with 2001 – Net earnings were $91.4 million, or $1.79 per share, in fiscal 2002 compared with net earnings of $71.3 million, or $1.39 per share, in fiscal 2001. Fiscal 2002 net earnings included the following special items: a charge of $3.7 million ($2.3 million after-tax) in production, distribution and editorial expenses for the write-down of broadcast rights to net realizable value; nonoperating income of $63.8 million ($39.1 million after-tax), primarily reflecting a noncash gain from the disposition of two television stations; and a charge in interest expense of $3.5 million ($2.1 million after-tax) for the write-off of interest rate swap contracts. Special items in fiscal 2001 net earnings included a charge of $9.9 million ($6.1 million after-tax) in production, distribution and editorial expenses for the write-down of broadcast rights to net realizable value; a nonrecurring charge of $25.3 million ($15.4 million after-tax), for employee severance, asset write-downs and other costs; and nonoperating income of $21.5 million ($13.1 million after-tax) representing the gain from the sale of GOLF FOR WOMEN magazine. The following table shows the effects of the special items on earnings per share:

Years ended June 30	2002	2001
Diluted earnings per share before special items	$ 1.11	$ 1.55
Special items:		
Nonoperating income	0.76	0.26
Nonrecurring items	—	(0.30)
Broadcasting rights write-down	(0.04)	(0.12)
Interest rate hedge write-down	(0.04)	—
Diluted earnings per share	$ 1.79	$ 1.39

Excluding special items, fiscal 2002 earnings were $56.7 million, or $1.11 per share, versus $79.7 million, or $1.55 per share, in fiscal 2001. Fiscal 2002 results were dampened by a sharp downturn in advertising and consumer demand following the terrorist attacks of September 11, 2001. Business has since slowly rebounded, although month-to-month results have been volatile. In response to the business slowdown, management reduced costs by 2 percent from the prior year, excluding special items.

Revenues were $987.8 million versus revenues of $1,043.5 million in fiscal 2001. Comparable fiscal 2001 revenues (excluding discontinued publishing operations) were $1,014.9 million. The decline primarily reflected lower magazine and broadcasting advertising revenues. Broadcasting advertising revenues, which were weak prior to the terrorist attacks, fell sharply afterward. Several days of uninterrupted news coverage following the attacks and a $12.6 million decline in net political advertising revenues were also factors in the 6 percent decline. Magazine advertising revenues, which appeared to be rebounding from a weak market prior to the attacks, also dropped sharply and were down 3 percent on a comparable basis for the fiscal year. As the fiscal year progressed, advertising demand began to rebound as evidenced by a 4 percent increase in the fourth quarter of fiscal 2002 compared to the same period of fiscal 2001. Advertising revenues showed comparative declines in the first three quarters. Circulation revenues increased 5 percent on a comparable basis, primarily as a result of increased magazine newsstand sales. Other revenues declined 9 percent on the same basis, due largely to lower sales volumes in Meredith's integrated marketing operations.

As previously mentioned, operating costs and expenses, excluding broadcast rights write-downs and nonrecurring items, decreased 2 percent in fiscal 2002. Production, distribution and editorial costs decreased 5 percent, reflecting the absence of costs for discontinued titles included in the prior year, volume-related declines in manufacturing and paper costs, and lower paper prices. Partially offsetting these favorable variances were higher postal rates in publishing and higher amortization of broadcasting rights. Selling, general and administrative expenses increased 1 percent due to higher subscription acquisition costs, increased employee benefit costs and higher unallocated corporate expenses. These expense increases were partially offset by lower costs attributable to the absence of discontinued titles. Unallocated corporate expenses (general corporate overhead expenses not attributable to the operating groups) increased to $19.4 million from $15.6 million in fiscal 2001. The increase reflects higher consulting and pension expenses as well as costs to terminate an outsourcing contract. The increase in consulting expenses stemmed from a review of vendor relationships and an analysis of opportunities for process improvements and the related implementation. The increase in pension expense resulted from lower than expected returns on plan assets. Pension expense calculations use numerous assumptions. If actual results differ from these assumptions, expense in future periods may increase or decrease. The outsourcing contract termination is expected to result in lower costs going forward.

The Company's workforce reduction program (part of the nonrecurring charge recorded in fiscal 2001) and the fiscal 2001 write-down of broadcasting rights were expected to result in the reduction of certain costs in fiscal 2002. The anticipated savings were achieved but, as expected, were largely offset by other cost increases, primarily in employee benefits and postage. Company-wide compensation costs excluding benefits decreased 2 percent. The average number of employees declined 6 percent from fiscal 2001.

Net interest expense increased slightly to $32.6 million in fiscal 2002. Interest expense included a charge of $3.5 million for a write-off related to Meredith's interest rate swap contracts. Excluding that charge, net interest expense was $29.1 million versus $31.9 million in fiscal 2001. The decline in expense was due primarily to lower average debt levels. Debt outstanding declined to $385.0 million from $470.0 million at June 30, 2001.

The Company's effective tax rate was 38.7 percent in both fiscal 2002 and 2001.

The weighted-average number of shares outstanding declined 1 percent due to Company share repurchases.

Outlook for fiscal 2003 – First quarter publishing advertising revenues and pages are both up in the low-single digits on a percentage basis. On a same-station basis, broadcasting advertising bookings are currently pacing up in the mid-teens on a percentage basis compared to the prior-year first quarter. The same-station basis adjusts both periods to include the new Portland station, KPTV, but excludes the two Florida stations the Company no longer owns. Broadcasting pacing data is as of a point in time and subject to change. Two factors are playing a part in broadcasting's first quarter growth: comparison against lost television revenues caused by the tragedies on September 11, 2001 and an increase in political television advertising because of the November 2002 elections.

Management believes the continued uncertainty of the economic climate makes precise guidance difficult. Early indicators lead management to expect first quarter fiscal 2003 earnings per share to be 20 to 30 percent higher than the 17 cents per share reported in the prior-year first quarter. For all of fiscal 2003 management currently expects earnings per share to be 10 to 20 percent higher than the $1.11 before special items reported in fiscal 2002. Taking into account the benefit of the absence of amortization of goodwill and indefinite-lived intangibles (see **Other Matters** on page 25), management estimates that earnings for the first quarter of fiscal 2003 will range from 28 to 30 cents per share. On the same basis, management estimates that earnings for the fiscal year ended June 30, 2003, will range from $1.55 to $1.65 per share.

Fiscal 2001 compared with 2000 – Net earnings of $71.3 million, or $1.39 per share, were recorded in fiscal 2001, compared to net earnings of $71.0 million, or $1.35 per share, in fiscal 2000. Fiscal 2001 net earnings included the following special items: a post-tax charge of $6.1 million, or 12 cents per share, in production, distribution and editorial expenses for the write-down of broadcast rights to net realizable value; a nonrecurring post-tax charge of $15.4 million, or 30 cents per share, for employee severance, asset write-downs and other costs; and a post-tax gain of $13.1 million, or 26 cents per share, from the sale of GOLF FOR WOMEN magazine. Special items in fiscal 2000 net earnings included a post-tax charge of $0.7 million, or 1 cent per share, in production, distribution and editorial expenses for the write-down of broadcast rights to net realizable value; and a nonrecurring post-tax charge of $19.1 million, or 36 cents per share, for the write-down of nondeductible intangibles, severance payments and other charges primarily related to the closing of certain magazine titles.

Excluding these special items, fiscal 2001 earnings were $79.7 million, or $1.55 per share, compared to $90.8 million, or $1.72 per share, in fiscal 2000. Fiscal 2001 results primarily reflected the weakness in advertising demand that had affected the media industry. In response to the advertising slowdown, management reduced costs, excluding special items, by 2 percent, compared to the prior year.

Fiscal 2001 revenues were $1,043.5 million, compared to revenues of $1,089.5 million in fiscal 2000. Excluding discontinued magazine titles, comparable revenues were $1,029.3 million in fiscal 2001 versus $1,042.3 million in fiscal 2000. The decline in comparable revenues primarily reflected lower magazine and broadcasting advertising revenues. Nonadvertising revenues increased 4 percent on a comparable basis, primarily reflecting growth in integrated marketing and book sales.

As previously mentioned, operating costs and expenses, excluding broadcast rights write-downs and nonrecurring items, decreased 2 percent in fiscal 2001 despite higher paper prices, a January 2001 postal rate increase, increased interactive media spending and investments in Broadcasting Group news and sales operations. Incremental costs for Internet expansion reduced earnings by an additional 5 cents per share in fiscal 2001, compared to the fiscal 2000 investments. The 2 percent decline in expenses reflected volume-related declines in magazine manufacturing, distribution and subscription acquisition costs as well as benefits of management's cost containment efforts. In addition, lower per-unit magazine production costs benefited the first half of the fiscal year. Compensation costs increased slightly due to expanded local news programming at several television stations and annual merit increases. Unallocated corporate expenses, which represent general corporate overhead expenses not attributable to the operating groups, were $15.6 million in fiscal 2001, compared to $15.1 million in fiscal 2000.

The Company's employment reduction programs were expected to lower costs by approximately $7 million in fiscal 2002. This was expected to affect both production, distribution and editorial expenses and selling, general and administrative expenses. The write-down of broadcasting rights was expected to result in a reduction of approximately $2 million in production, distribution and editorial expenses in fiscal 2002. However, these cost savings were expected to be somewhat offset by increases in costs for employee healthcare and pension expenses, higher postal rates and higher amortization of other broadcasting program rights.

Net interest expense decreased to $31.9 million in fiscal 2001 versus $33.8 million in fiscal 2000 due to lower average debt levels.

The Company's effective tax rate was 38.7 percent in fiscal 2001, compared with 44.3 percent in the prior year. The fiscal 2000 effective tax rate included the impact of the nondeductible write-down of intangibles related to the discontinuation of certain publishing operations. Excluding that impact, the normalized effective tax rate was 40.2 percent in fiscal 2000.

The weighted average number of shares outstanding declined 3 percent in fiscal 2001 as a result of Company share repurchases.

SEGMENT INFORMATION – PUBLISHING

The publishing segment includes magazine and book publishing, integrated marketing, interactive media, brand licensing and other related operations.

Years ended June 30	2002	Change	2001	Change	2000
(In millions)					
Revenues					
Advertising	**$ 325.5**	**(8)%**	$ 352.5	(9)%	$ 387.1
Circulation	**261.6**	**2 %**	257.4	(5)%	269.6
Other	**146.1**	**(11)%**	163.3	6 %	154.4
Total revenues	**$ 733.2**	**(5)%**	$ 773.2	(5)%	$ 811.1
Operating profit*	**$ 117.0**	**(12)%**	$ 132.8	(4)%	$ 139.0

* Operating profit is reported before nonrecurring charges of $15.1 million in fiscal 2001 and $21.1 million in fiscal 2000.

Fiscal 2002 compared with 2001 – Publishing revenues declined 5 percent to $733.2 million from $773.2 million in fiscal 2001; adjusted for discontinued operations, they declined 2 percent from $744.7 million in fiscal 2001. Discontinued properties include GOLF FOR WOMEN, *Family Money* and *Mature Outlook* magazines as well as California Tourism Publications and the *Better Homes and Gardens* syndicated television show. The following comparisons exclude fiscal 2001 revenues from the discontinued properties.

Comparable magazine advertising revenues declined 3 percent in fiscal 2002, reflecting the decline in advertising pages sold following the September 11 terrorist attacks. The decline was widespread, affecting most categories of advertising and most of the Company's titles. Comparable advertising pages were down 2 percent, but interactive media advertising revenues increased slightly. A review of the change in advertising revenues by quarter versus the comparable prior-year quarter reveals the impact of the attacks and the slow recovery that followed. First quarter advertising revenues were up 2 percent because all issues were closed by September 11. Advertising revenues in the second quarter, when most issues closed after the attacks, were down 13 percent.

The decline continued with some abatement in the third quarter, when advertising revenues were down 6 percent. The recovery was stronger in the fourth quarter when advertising revenues were up 5 percent. While the overall trend was clear, there was a certain amount of volatility between various issues within a title and among titles.

Management also took steps to build market share during these difficult times, which contributed to the recovery in revenues. These steps included initiatives designed to capture a greater share of publishing advertisers' budgets, specific market share incentives for sellers and a trade industry promotional program. These efforts were successful in achieving notable market share gains. The combined market share of *Better Homes and Gardens* and *Ladies' Home Journal* for the year ending with the July 2002 issues was 40 percent of the women's service field advertising revenues, up 2.5 percentage points from a year earlier. *Country Home* and *Traditional Home* magazines increased advertising revenue share in their competitive sets by 3 percentage points and 2 percentage points, respectively.

The events of September 11 did not have a significant effect on circulation. Comparable magazine circulation revenues increased 5 percent in fiscal 2002. The growth came primarily from increased newsstand sales of many titles including the *Better Homes and Gardens Special Interest Publications*, the Creative Collection titles and *Ladies' Home Journal* magazine. Subscription revenues also increased from higher sales of newer titles such as *MORE* magazine and higher average prices for several titles. The revenue increase included a favorable adjustment to an accrual for retailer allowances resulting from the final settlement of a discontinued program. Excluding that adjustment, the circulation revenue increase was 4 percent.

Other publishing revenues declined 9 percent on a comparable basis, largely because of lower sales in integrated marketing. New business growth was insufficient to offset reduced volume and eliminated programs of existing integrated marketing clients. Revenues from book publishing also declined after September 11 but rebounded and were down just 2 percent for the fiscal year.

Publishing operating profit was $117.0 million in fiscal 2002, down 12 percent from $132.8 million before nonrecurring charges in fiscal 2001. The decline was primarily a result of lower advertising revenues and lower sales in integrated marketing operations. This revenue decline was partially offset by lower operating costs and expenses. Costs declined 4 percent in fiscal 2002, reflecting the absence of costs for the discontinued titles, management's cost control initiatives, lower paper prices, and a smaller investment in interactive media operations. Partially offsetting these cost declines was a postal rate increase of approximately 3 percent in July 2001 and higher costs for employee benefits.

Paper, printing and postage costs account for roughly 40 percent of the publishing segment's operating costs. As a result of weaker paper demand and newly negotiated vendor relationships, the Company's average paper prices were approximately 11 percent lower in fiscal 2002. Paper prices are driven by overall market conditions and are difficult to predict, but management anticipates they will increase as paper demand grows over the next year.

Following a nearly 3 percent rate increase in July 2001, postal rates on periodicals increased an additional 10 percent on June 30, 2002. Additional requests for rate increases and changes in the level of service provided by the United States Postal Service are possible. Industry groups have raised serious questions about the financial stability of the Postal Service and are calling for the elimination of operational inefficiencies in an attempt to moderate future price increases. Management cannot predict what impact possible changes in service and rates will have on this segment's business.

Fiscal 2001 compared with 2000 – Publishing revenues declined 5 percent to $773.2 million in fiscal 2001, from $811.1 million in fiscal 2000. Excluding the impact of the discontinued titles, revenues declined slightly from $764.0 million in fiscal 2000 to $759.1 million in fiscal 2001. Discontinued titles included *Family Money*, *Mature Outlook*, *Country Home Antiques Extra*, Crayola Kids®, Northwest WorldTraveler, *Cross Stitch & Needlework* and *Decorative Woodcrafts* magazines; the *Shop Online 1-2-3* supplement; and the California Tourism publications. The following discussion excludes the revenues of these discontinued titles.

Comparable publishing advertising revenues declined 5 percent in fiscal 2001 versus fiscal 2000, reflecting fewer advertising pages sold due to a slowdown in the demand for advertising. This slowdown in demand was widespread, affecting most categories of advertising and most of the Company's titles. Comparable advertising pages for the group were down 4 percent. Some of the categories affected included home and building, packaged goods and retail. One notable exception to the trend was the strong performance of *MORE* magazine, which reported a 25 percent increase in advertising pages and a

45 percent increase in advertising revenue. Two additional issues of *MORE* were published in fiscal 2001 due to an increase in frequency. The magazine also had a higher rate base compared to the prior year. Advertising revenues from the interactive media operations also increased versus the prior year.

Comparable magazine circulation revenues increased 1 percent in fiscal 2001. The increase reflected increased newsstand sales of many titles including the *Better Homes and Gardens Special Interest Publications*, *MORE*, and the crafts group of titles. These newsstand revenue increases were nearly offset by lower subscription revenues resulting from a February 2000 rate base reduction at *Ladies' Home Journal* magazine.

Other publishing revenues grew 8 percent in fiscal 2001 on a comparable basis, primarily reflecting increased sales volumes in integrated marketing as a result of new and expanded custom publishing agreements. Growth in the volume of books sold and higher revenues for content creation services in the interactive media operations also contributed to the revenue increase.

Publishing operating profit before nonrecurring charges was $132.8 million in fiscal 2001, down 4 percent from $139.0 million in fiscal 2000. The decline in operating profit was primarily a result of lower advertising revenues. This revenue decline was partially offset by lower operating costs and expenses. Costs declined 4 percent in fiscal 2001, reflecting the absence of costs for the discontinued titles, management's cost control initiatives, lower subscription acquisition costs due to the timing of promotional mailings and lower magazine processing costs in the first half of the fiscal year. Partially offsetting these cost declines were higher magazine paper prices, a postal rate increase of nearly 10 percent in January 2001 and volume-related increases in custom publishing costs. In addition, Meredith increased its investment in interactive initiatives in an effort to grow that business.

Paper, printing and postage costs account for approximately 40 percent of the publishing segment's operating costs. Average paper prices were approximately 3 percent higher in fiscal 2001 due to the timing of price changes. At June 30, 2001, paper prices were approximately 5 percent lower than the prices of one year earlier as a result of price declines during fiscal 2001.

Meredith continued to benefit from lower printing costs on a per-unit basis through the first half of fiscal 2001. These benefits resulted from contracts entered into with major print suppliers that took effect in January 2000.

Postal rates increased nearly 10 percent in January 2001. In addition, rates increased nearly 3 percent on July 1, 2001.

SEGMENT INFORMATION – BROADCASTING

The broadcasting segment consists of the operation of network-affiliated television stations, including their interactive media operations.

Years ended June 30 (In millions)	2002	Change	2001	Change	2000
Revenues					
Advertising	$ 247.2	(6)%	$ 263.3	(3)%	$ 271.0
Other	7.4	5 %	7.0	(4)%	7.3
Total revenues	$ 254.6	(6)%	$ 270.3	(3)%	$ 278.3
Operating profit *	$ 20.2	(42)%	$ 34.7	(43)%	$ 60.5

* Operating profit is reported before nonrecurring charges of $8.1 million in fiscal 2001 and $2.0 million in fiscal 2000.

Fiscal 2002 compared with 2001 – Broadcasting revenues declined 6 percent, reflecting ongoing weakness in the demand for television advertising, exacerbated by the September 11 terrorist attacks and the absence of significant political revenues due to the biennial nature of elections. Net political advertising revenue totaled $1.7 million versus $14.2 million in fiscal 2001. Excluding political advertising, which is not entirely incremental, revenues were down 1 percent. The June 17 exchange of the Orlando and Ocala television stations for KPTV in Portland did not have a material effect on the segment's revenues or operating profit.

Television advertising revenues had been weak across the industry for several quarters prior to September 11. The terrorist attacks had an immediate worsening effect on revenues industrywide. Meredith's September advertising revenues, which had been pacing even with the prior year's, ended the month down 20 percent. Part of the decline resulted from commercial-free news coverage the Company's stations provided for several days following September 11 and the postponement of the following weekend's sporting events. The balance was caused by the dramatic slowdown in advertising following the attacks. Broadcasting revenues were down an average of 13 percent in the first and second fiscal quarters. Revenues rebounded to be flat in the third quarter and up 4 percent in the fourth. Local revenues outperformed national revenues in the first half of the fiscal year; however, national revenues rebounded in the second half, ending a string of six consecutive quarters of double-digit percentage declines in national (excluding political) advertising.

Segment operating results included a charge of $3.7 million for the write-down of broadcast rights to net realizable value; the fiscal 2001 charge for such write-downs was $9.9 million. Excluding these write-downs and the nonrecurring charges, operating profit fell to $27.0 million from $44.6 million in fiscal 2001. The decline reflected lower advertising revenues and a 2 percent cost increase that reflected higher amortization of broadcasting rights and employee compensation costs.

Fiscal 2001 compared with 2000 – Revenues declined 3 percent in fiscal 2001 due to an industrywide weakening in the demand for advertising. Partially offsetting this decline was an increase in political advertising for the November 2000 elections, especially at KCTV-Kansas City, WFSB-Hartford/New Haven and WNEM-Flint/Saginaw. Political advertising revenue totaled $14.2 million in fiscal 2001 versus $2.2 million in fiscal 2000. Excluding political advertising, which is not entirely incremental, revenues declined 7 percent. Most of the decline occurred in national advertising, which was down at nearly all of the Company's stations. The categories of automotive, retail and fast-food advertising were weak across the group. Local advertising revenues were down less than 1 percent for the group. Strong growth in local advertising was reported at WOFL-Orlando and WGCL-Atlanta.

Fiscal 2001 broadcasting operating results included a charge of $9.9 million for the write-down of broadcast rights to net realizable value. Fiscal 2000 operating results included a charge of $1.0 million for such write-downs. Excluding these write-downs and nonrecurring charges, operating profit was $44.6 million in fiscal 2001, compared to $61.5 million in fiscal 2000. The decline reflected lower advertising revenues and increased costs resulting from investments in the improvement and expansion of news programming and investments in sales enhancement efforts. Excluding these items, costs were flat with the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Years ended June 30 (In millions)	2002	Change	2001	Change	2000
Net earnings	$ 91.4	29 %	$ 71.3	—	$ 71.0
Cash flows from operations	$ 140.4	2 %	$ 137.0	(7)%	$ 148.0
Cash flows from investing	$ (25.0)	35 %	$ (38.7)	16 %	$ (46.3)
Cash flows from financing	$ (123.4)	(45)%	$ (84.9)	6 %	$ (89.9)
Net cash flows	$ (8.0)	(160)%	$ 13.4	13 %	$ 11.8
Other data:					
EBITDA	$ 175.2	(18)%	$ 213.4	(10)%	$ 237.8

Meredith's primary source of funds for operations is cash generated by operating activities. Debt financing is typically used for acquisitions. The Company's core businesses – magazine and book publishing and television broadcasting – have historically been strong cash generators. Despite the introduction of many new technologies such as the Internet and cable and satellite television, management believes these businesses will continue to have strong market appeal for the foreseeable future. As with any business, operating results and cash flows are subject to changes in demand for the Company's products. Changes in the level of demand for magazine and television advertising and/or other products can have a significant effect on cash flows. Historically, Meredith has been able to absorb normal business downturns without significant increases in debt, and management believes the Company will continue to do so. Based on these circumstances, management expects that cash on hand, internally generated cash flow and borrowings from credit agreements will provide funds for any additional operating and recurring cash needs (e.g., working capital, capital expenditures and cash dividends) into the foreseeable future.

Cash and cash equivalents decreased by $8.0 million in fiscal 2002; they increased by $13.4 million in the prior year. The change primarily reflected increased use of cash for debt retirement in the current year, partially offset by lower spending for property, plant and equipment, and the repurchase of Company stock. In addition, fiscal 2001 cash flows included cash received from property dispositions. The fiscal 2002 disposition of the two Florida television stations resulted in a noncash gain.

Fiscal 2002 cash provided by operating activities increased slightly from fiscal 2001 because of favorable changes in working capital accounts. Those changes included an increase in unearned subscription revenues due to improved response rates and favorable changes associated with deferred and current taxes.

EBITDA is defined as earnings before interest, taxes, depreciation and amortization and excludes special items. The special items excluded from EBITDA consist of the following: the write-down of broadcast rights ($3.7 million in fiscal 2002, $9.9 million in fiscal 2001 and $1.0 million in fiscal 2000), nonrecurring items ($25.3 million in fiscal 2001 and $23.1 million in fiscal 2000), and nonoperating income ($63.8 million in fiscal 2002 and $21.5 million in fiscal 2001). Fiscal 2002 EBITDA decreased 18 percent from fiscal 2001's, primarily due to the weak economy. EBITDA is not adjusted for all noncash expenses or for working capital, capital expenditures and other investment requirements. EBITDA is often used to analyze and compare companies on the basis of operating performance and cash flow; however, EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. The calculation of EBITDA and similarly titled measures may vary among companies.

On April 9, 2002, Meredith completed its debt refinancing. The new debt consisted of $100 million in fixed-rate unsecured senior notes with an average maturity of 5.5 years, a five-year $150 million variable-rate revolving credit facility, and an asset-backed commercial paper facility of up to $100 million that is renewable annually. The Company used $10 million in cash and proceeds from borrowings under the new debt structure to retire $210 million in debt outstanding under two variable-rate bank credit facilities. This refinancing allowed Meredith to take advantage of favorable long-term interest rates and to diversify funding sources. At June 30, 2002, long-term debt outstanding totaled $385 million and consisted of $85 million under the asset-backed commercial paper facility and $300 million in fixed-rate unsecured senior notes. On July 8, 2002, the debt outstanding under the asset-backed commercial paper facility was reduced by a cash payment of $20 million.

As part of the debt refinancing, Meredith entered into a revolving agreement to sell all of its rights, title and interest in the majority of its accounts receivable related to advertising, book and miscellaneous revenues to Meredith Funding Corporation, a special purpose entity established to purchase accounts receivable from Meredith. Meredith Funding Corporation in turn sells receivable interests to an asset-backed commercial paper conduit administered by Bank One, N.A. In consideration of the sale, Meredith receives cash and a subordinated note, bearing interest at the prime rate (4.75 percent at June 30, 2002), from Meredith Funding Corporation. At June 30, 2002, the subordinated note balance was $27.7 million. The agreement is structured as a true sale under which the creditors of Meredith Funding Corporation will be entitled to be satisfied out of the assets of Meredith Funding Corporation prior to any value being returned to Meredith or its creditors. The accounts of Meredith Funding Corporation are fully consolidated in Meredith's Consolidated Financial Statements. At June 30, 2002, $116.0 million of accounts receivable, net of reserves, was sold under the agreement. The asset-backed commercial paper facility renews annually in April. Meredith has the ability and the intent to renew the facility each year and, therefore, the principal is shown as due on April 9, 2007, the facility termination date.

All debt agreements include financial covenants. A summary of the significant financial covenants, and the status at June 30, 2002, follows:

	Required at June 30, 2002	Actual at June 30, 2002
Ratio of debt to EBITDA*	Less than 3.5	2.3
Ratio of EBITDA* to interest expense	Greater than 3.0	5.2
Ratio of EBIT** to interest expense	Greater than 2.5	3.5
Consolidated shareholders' equity	Greater than $381.2 million	$507.7 million

*EBITDA is earnings before interest, taxes, depreciation and amortization as defined in the debt agreements.

**EBIT is earnings before interest and taxes as defined in the debt agreements.

At June 30, 2002, the Company was in compliance with the above and all other debt covenants. Meredith expects to maintain compliance with all debt covenants. Failure to comply could result in the debt becoming payable on demand.

The following table presents the long-term debt maturities, required payments under contractual agreements for broadcast rights, and future minimum lease payments under noncancelable leases as of June 30, 2002:

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
(In millions)					
Long-term debt	$ 385.0	$ —	$ 75.0	$ 260.0	$ 50.0
Broadcast rights	103.2	36.2	53.1	10.7	3.2
Operating leases	64.3	7.9	15.5	12.6	28.3
Total contractual cash obligations	$ 552.5	$ 44.1	$ 143.6	$ 283.3	$ 81.5

Funds for meeting contractual cash obligations are expected to come from cash generated by future operating activities. Debt agreements may be renewed or refinanced if the Company determines it is advantageous to do so. Contractual obligations for broadcast rights shown above include $58.9 million for broadcast rights that are not currently available for airing and are therefore not included in the Consolidated Balance Sheet at June 30, 2002. Meredith also has commitments in the form of standby letters of credit and other guarantees totaling $1.2 million. Approximately half of the commitments expire within one year; the rest of them are long-term.

Meredith uses interest rate swap contracts to manage interest cost and risk associated with possible increases in variable interest rates. These contracts effectively fix the base interest rate on a substantial portion of the variable-rate credit facilities, but the applicable margins vary based on the Company's debt-to-EBITDA ratio. The swap contracts expire in June 2004. The average notional amount of indebtedness outstanding under the contracts is $166 million in fiscal 2003 and $132 million in fiscal 2004. The Company is exposed to credit-related losses in the event of nonperformance by counterparties to the contracts. Management does not expect any counterparties to fail to meet their obligations given their strong creditworthiness. The weighted average interest rate on debt outstanding at June 30, 2002 was approximately 6.5 percent.

As a result of the debt refinancing completed in April 2002 and subsequent debt repayments, Meredith had swap contracts that no longer met the qualifications for hedge accounting. These swap contracts were deemed to be ineffective and dedesignated as hedge contracts. Expense related to fair market value adjustments on the swap contracts had been recorded in other comprehensive income (loss). As a result of the dedesignation, the loss was to be amortized into earnings over the life of the swap contracts and all future changes in the fair market value of the dedesignated swap contracts would affect future net earnings. Interest expense of $1.3 million was recorded through June 30, 2002, for such amortization and changes in fair market value. Subsequent to the dedesignation, management determined that it was probable the level of variable-rate debt would not increase to allow use of the dedesignated swaps over the term of the swap contracts. Therefore, $3.5 million remaining in accumulated other comprehensive loss related to the dedesignated swap contracts was written off and recorded as interest expense in the fourth quarter of fiscal 2002.

At June 30, 2002, Meredith had $150.0 million of credit available under the revolving credit facility.

Meredith has maintained a program of Company share repurchases for more than ten years. In fiscal 2002, the Company spent $30.2 million to repurchase an aggregate of 877,000 shares of Meredith Corporation common stock at then current market prices. In fiscal 2001, the Company spent $43.5 million to repurchase an aggregate of 1.3 million shares. Over the past five fiscal years Meredith has spent nearly $200 million on Company share repurchases and, subject to market conditions, expects to continue to repurchase additional shares from time to time in the foreseeable future. As of July 31, 2002, approximately 1.5 million shares were authorized for future repurchase. The status of the repurchase program is reviewed at each quarterly Board of Directors meeting.

Meredith has paid quarterly dividends continuously since 1947. Dividends paid in fiscal 2002 were $17.3 million, or 35 cents per share, compared with $16.5 million, or 33 cents per share, in fiscal 2001. In January 2002, the Board of Directors increased the quarterly dividend 6 percent, or one-half cent per share, to 9.0 cents per share effective with the dividend payable on March 15, 2002. Given the current number of shares outstanding, this increase will result in additional dividend payments of approximately $1 million annually.

Expenditures for property, plant and equipment were $23.4 million in fiscal 2002 compared with $56.0 million in fiscal 2001. Fiscal 2001 spending included the purchase of replacement aircraft and associated facilities and construction of a new broadcasting facility for WGCL-Atlanta in addition to more typical spending for equipment maintenance and upgrades. The broadcasting segment has commitments to spend approximately $8 million over the next six months for the initial transition to digital technology at six television stations and for equipment and remodeling associated with the consolidation of the Portland duopoly. The Company has no other material commitments for capital expenditures. Funds for capital expenditures are expected to come from operating activities or, if necessary, borrowings under credit agreements.

Other Matters

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Meredith adopted this standard, as required, effective July 1, 2002. Upon adoption, goodwill and intangible assets with indefinite lives will no longer be amortized but instead tested for impairment at least annually. These assets will also be reviewed for impairment as of the adoption date, and any transitional impairment losses will be recorded net of tax as a cumulative effect of a change in accounting principle. Reviews will be based on a fair-value approach as described in SFAS No. 142. Under previous accounting standards, initial review for impairment was based on the recoverability of carrying values using undiscounted future cash flows.

The Company expects the adoption of SFAS No. 142 to reduce fiscal 2003 amortization expense related to goodwill and intangible assets by $25.0 million, thereby increasing net after-tax earnings by $15.3 million. The accounting change affects the deferred tax provision but has no effect on after-tax cash flow. In the first quarter of fiscal 2003, the Company will record a noncash charge for transitional impairment losses of $139.9 million ($85.7 million after-tax) from the adoption of this standard. The charge relates primarily to the acquisition of television station WGCL in Atlanta, which occurred in March 1999, and will be recorded as a cumulative effect of a change in accounting principle.

The FASB also issued SFAS No. 141, *Business Combinations*, in June 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. It specifies criteria that must be met for the recognition of intangible assets separate from goodwill. Adoption of SFAS No. 142 requires Meredith to evaluate its existing intangible assets and make any reclassifications necessary to meet the criteria specified in SFAS No. 141.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 establishes one accounting model for long-lived assets to be held and used; long-lived assets (including those accounted for as a discontinued operation) to be disposed of by sale; and long-lived assets to be disposed of other than by sale. It also extends the requirements for reporting discontinued operations to individual business units. Meredith will adopt this standard effective July 1, 2002. It will not have a material effect on the Company's results of operations or financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Meredith is exposed to certain market risks as a result of its use of financial instruments, in particular the potential market value loss arising from adverse changes in interest rates. All of the Company's financial instruments subject to market risk are held for purposes other than trading.

Long-Term Debt and Interest Rate Swap Contracts

At June 30, 2002, Meredith had outstanding $85 million in variable-rate long-term debt and $300 million in fixed-rate long-term debt. The Company historically has used interest rate swap contracts to reduce exposure to interest rate fluctuations on its variable-rate debt by effectively converting a substantial portion of its variable-rate debt to fixed-rate debt. Therefore, there are no material earnings or liquidity risks associated with the Company's variable-rate debt and the related interest rate swap contracts. The fair market value of the variable-rate debt approximates the carrying amount. The fair market value of the interest rate swap contracts is the estimated amount (based on discounted cash flows) the Company would pay or receive to terminate the swap contracts. A 10 percent decrease in interest rates would have increased the cost to terminate the swap contracts to $7.7 million from $6.8 million at June 30, 2002.

As a result of the debt refinancing and a reduction in variable-rate obligations, Meredith had interest rate swap contracts that no longer hedged variable-rate obligations. Management determined it was probable that variable-rate debt would not increase in the future to utilize the dedesignated interest rate swap contracts. Therefore the amounts previously recorded in accumulated other comprehensive loss related to these swap contracts were written off to interest expense. Changes in interest rates expose the Company to earnings and liquidity risk on the dedesignated swap contracts. Future changes in the fair market value of the dedesignated swap contracts will be recorded in earnings.

There are no earnings or liquidity risks associated with the Company's fixed rate debt. The fair market value of the debt (based on discounted cash flows using borrowing rates currently available for debt with similar terms and maturities) varies with fluctuations in interest rates. A 10 percent decrease in interest rates would have changed the fair market value to ($317.4) million from ($310.5) million at June 30, 2002.

Broadcast Rights Payable

The Company enters into broadcast rights contracts for its television stations. These contracts are generally on a market-by-market basis and subject to terms and conditions of the seller of the broadcast rights. These rights generally are sold to the highest bidder in each market, and the process is very competitive. There are no earnings or liquidity risks associated with broadcast rights payable. Fair market values are determined using discounted cash flows. At June 30, 2002, a 10 percent decrease in interest rates would have resulted in a $1.0 million increase in the fair market value of the available and unavailable broadcast rights payable.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Meredith Corporation:

We have audited the accompanying Consolidated Balance Sheets of Meredith Corporation and subsidiaries as of June 30, 2002 and 2001, and the related Consolidated Statements of Earnings, Shareholders' Equity and Cash Flows for each of the years in the three-year period ended June 30, 2002. These Consolidated Financial Statements are the responsibility of company management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Meredith Corporation and subsidiaries as of June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP
Des Moines, Iowa
July 31, 2002

REPORT OF MANAGEMENT

To the Shareholders of Meredith Corporation:

Meredith management is responsible for the preparation, integrity and objectivity of the financial information included in this annual report to shareholders. We take this responsibility very seriously as we recognize the importance of having well informed, confident investors. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on our informed judgments and estimates. We have adopted appropriate accounting policies and are fully committed to ensuring that those policies are applied properly and consistently. In addition, we strive to report our financial results in a manner that is relevant, complete and understandable. We welcome any suggestions from those who use our reports.

To meet our responsibility for financial reporting, internal control systems and accounting procedures are designed to provide reasonable assurance as to the reliability of financial records. In addition, the internal audit staff monitors and reports on compliance with Company policies, procedures and internal control systems.

The Consolidated Financial Statements have been audited by independent auditors. In accordance with auditing standards generally accepted in the United States of America, the independent auditors conducted a review of the Company's internal accounting controls and performed tests and other procedures necessary to determine an opinion on the fairness of the Company's Consolidated Financial Statements. The independent auditors were given unrestricted access to all financial records and related information, including all Board of Directors' and Board committees' minutes. The audit committee of the Board of Directors, which consists of five independent directors, meets with the independent auditors, management and internal auditors to review accounting, auditing and financial reporting matters. To ensure complete independence, the independent auditors have direct access to the audit committee without the presence of management representatives.

At Meredith, we have always put a high priority on good corporate governance. We support the recent calls for improvements in this area, including the New York Stock Exchange's recommended changes in listing-company standards and the Sarbanes-Oxley Act of 2002. Beginning with our fiscal 2002 year-end results, all of our financial reports will be certified by our Chief Executive Officer and Chief Financial Officer.

Suku V. Radia
Vice President - Chief Financial Officer

CONSOLIDATED BALANCE SHEETS
Meredith Corporation and Subsidiaries

Assets

June 30 (In thousands)	2002	2001
Current assets:		
Cash and cash equivalents	$ 28,225	$ 36,254
Accounts receivable (net of allowances of $15,138 in 2002 and $14,833 in 2001)	128,204	137,384
Inventories	32,921	32,835
Current portion of subscription acquisition costs	43,549	43,237
Current portion of broadcast rights	19,223	13,487
Other current assets	20,089	27,885
Total current assets	272,211	291,082
Property, plant and equipment:		
Land	21,116	19,084
Buildings and improvements	110,484	110,824
Machinery and equipment	222,542	213,829
Leasehold improvements	8,722	8,572
Construction in progress	12,556	9,763
Total property, plant and equipment	375,420	362,072
Less accumulated depreciation	(164,170)	(158,274)
Net property, plant and equipment	211,250	203,798
Subscription acquisition costs	31,473	31,947
Broadcast rights	13,876	7,929
Other assets	37,837	33,020
Goodwill and other intangibles (at original cost less accumulated amortization of $194,967 in 2002 and $180,229 in 2001)	893,617	869,971
Total assets	$ 1,460,264	$ 1,437,747

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
Meredith Corporation and Subsidiaries

Liabilities and Shareholders' Equity

June 30	2002	2001
(In thousands except share data)		
Current liabilities:		
Current portion of long-term debt	**$ —**	$ 70,000
Current portion of long-term broadcast rights payable	**19,425**	18,600
Accounts payable	**42,749**	45,976
Accruals:		
Compensation and benefits	**35,529**	40,610
Distribution expenses	**21,694**	24,231
Other taxes and expenses	**46,361**	40,292
Total accruals	**103,584**	105,133
Current portion of unearned subscription revenues	**141,648**	131,697
Total current liabilities	**307,406**	371,406
Long-term debt	**385,000**	400,000
Long-term broadcast rights payable	**24,906**	17,158
Unearned subscription revenues	**91,270**	89,605
Deferred income taxes	**92,351**	59,245
Other noncurrent liabilities	**51,614**	52,425
Total liabilities	**952,547**	989,839
Shareholders' equity:		
Series preferred stock, par value $1 per share		
Authorized 5,000,000 shares; none issued	**—**	—
Common stock, par value $1 per share		
Authorized 80,000,000 shares; issued and outstanding 39,256,126 shares in 2002 (excluding 28,553,908 shares held in treasury) and 39,247,701 shares in 2001 (excluding 27,823,898 held in treasury)	**39,256**	39,248
Class B stock, par value $1 per share, convertible to common stock		
Authorized 15,000,000 shares; issued and outstanding 10,319,765 in 2002 and 10,544,174 in 2001	**10,320**	10,544
Retained earnings	**462,057**	402,393
Accumulated other comprehensive loss	**(2,310)**	(1,967)
Unearned compensation	**(1,606)**	(2,310)
Total shareholders' equity	**507,717**	447,908
Total liabilities and shareholders' equity	**$ 1,460,264**	$ 1,437,747

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF EARNINGS

Meredith Corporation and Subsidiaries

Years ended June 30		2002		2001		2000
(In thousands except per share data)						
Revenues:						
Advertising	$	572,691	$	615,722	$	658,049
Circulation		261,640		257,410		269,640
All other		153,498		170,319		161,781
Total revenues		987,829		1,043,451		1,089,470
Operating costs and expenses:						
Production, distribution and editorial		433,645		462,159		455,647
Selling, general and administrative		382,695		377,788		397,041
Depreciation and amortization		53,640		51,572		52,349
Nonrecurring items		—		25,308		23,096
Total operating costs and expenses		869,980		916,827		928,133
Income from operations		117,849		126,624		161,337
Nonoperating income		63,812		21,477		—
Interest income		621		1,028		1,195
Interest expense		(33,210)		(32,929)		(34,946)
Earnings before income taxes		149,072		116,200		127,586
Income taxes		57,691		44,928		56,556
Net earnings	$	91,381	$	71,272	$	71,030
Basic earnings per share	$	1.85	$	1.43	$	1.38
Basic average shares outstanding		49,528		49,977		51,313
Diluted earnings per share	$	1.79	$	1.39	$	1.35
Diluted average shares outstanding		50,921		51,354		52,774

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
Meredith Corporation and Subsidiaries

Years ended June 30	2002	2001	2000
(In thousands)			
Cash flows from operating activities:			
Net earnings	$ **91,381**	$ 71,272	$ 71,030
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**53,640**	51,572	52,349
Charges for interest rate swaps	**4,791**	—	—
Amortization of broadcast rights	**40,130**	44,127	35,265
Payments for broadcast rights	**(36,446)**	(37,451)	(40,225)
Gains from dispositions, net of taxes	**(39,117)**	(13,101)	—
Nonrecurring items, net of taxes	—	13,929	19,077
Changes in assets and liabilities, net of acquisitions/dispositions:			
Accounts receivable	**5,388**	8,265	(7,694)
Inventories	**(86)**	2,735	(2,308)
Supplies and prepayments	**(692)**	2,252	(2,296)
Subscription acquisition costs	**162**	4,531	(10,437)
Accounts payable	**(3,483)**	(7,916)	(1,126)
Accruals	**(3,397)**	3,233	11,872
Unearned subscription revenues	**11,617**	(9,997)	8,764
Deferred income taxes	**18,130**	2,953	13,288
Other noncurrent liabilities	**(1,661)**	574	457
Net cash provided by operating activities	**140,357**	136,978	148,016
Cash flows from investing activities:			
Proceeds from dispositions	—	20,150	—
Additions to property, plant and equipment	**(23,365)**	(55,967)	(39,403)
Changes in investments and other	**(1,665)**	(2,837)	(6,856)
Net cash (used) by investing activities	**(25,030)**	(38,654)	(46,259)
Cash flows from financing activities:			
Long-term debt incurred	**220,000**	50,000	25,000
Repayment of long-term debt	**(305,000)**	(85,000)	(50,000)
Debt acquisition costs	**(636)**	—	—
Proceeds from common stock issued	**8,561**	8,867	4,563
Purchases of company stock	**(30,178)**	(43,506)	(54,486)
Dividends paid	**(17,343)**	(16,482)	(15,892)
Other	**1,240**	1,190	890
Net cash (used) by financing activities	**(123,356)**	(84,931)	(89,925)
Net (decrease) increase in cash and cash equivalents	**(8,029)**	13,393	11,832
Cash and cash equivalents at beginning of year	**36,254**	22,861	11,029
Cash and cash equivalents at end of year	$ **28,225**	$ 36,254	$ 22,861
Supplemental disclosures of cash flow information:			
Cash paid:			
Interest	$ **29,091**	$ 32,675	$ 34,202
Income taxes	$ **10,032**	$ 32,934	$ 36,595
Noncash transactions:			
Broadcast rights financed by contracts payable	$ **45,019**	$ 37,063	$ 41,799
Tax benefit related to stock options	$ **6,491**	$ 5,248	$ 3,541

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Meredith Corporation and Subsidiaries

(In thousands)	Common Stock	Class B Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Unearned Compensation	Total
Balance at June 30, 1999	$ 39,220	$ 11,064	$ —	$ 312,553	$ (625)	$ (2,054)	$ 360,158
Comprehensive income:							
Net earnings	—	—	—	71,030	—	—	71,030
Other comprehensive loss, net	—	—	—	—	(151)	—	(151)
Total comprehensive income							70,879
Stock issued under various incentive plans, net of forfeitures	374	—	5,771	—	—	(1,898)	4,247
Purchases of company stock	(1,706)	(14)	(9,312)	(43,454)	—	—	(54,486)
Reclassification of put option agreement	271	—	—	10,211	—	—	10,482
Conversion of class B to common stock	167	(167)	—	—	—	—	—
Dividends paid, 31 cents per share							
Common stock	—	—	—	(12,492)	—	—	(12,492)
Class B stock	—	—	—	(3,400)	—	—	(3,400)
Restricted stock amortized to operations	—	—	—	—	—	915	915
Tax benefit from incentive plans	—	—	3,541	—	—	—	3,541
Balance at June 30, 2000	$ 38,326	$ 10,883	$ —	$ 334,448	$ (776)	$ (3,037)	$ 379,844
Comprehensive income:							
Net earnings	—	—	—	71,272	—	—	71,272
Other comprehensive loss, net	—	—	—	—	(1,191)	—	(1,191)
Total comprehensive income							70,081
Stock issued under various incentive plans, net of forfeitures	651	—	8,680	—	—	(484)	8,847
Purchases of company stock	(1,285)	(47)	(13,928)	(28,246)	—	—	(43,506)
Reclassification of put option agreement	1,264	—	—	41,401	—	—	42,665
Conversion of class B to common stock	292	(292)	—	—	—	—	—
Dividends paid, 33 cents per share							
Common stock	—	—	—	(12,957)	—	—	(12,957)
Class B stock	—	—	—	(3,525)	—	—	(3,525)
Restricted stock amortized to operations	—	—	—	—	—	1,211	1,211
Tax benefit from incentive plans	—	—	5,248	—	—	—	5,248
Balance at June 30, 2001	$ 39,248	$ 10,544	$ —	$ 402,393	$ (1,967)	$ (2,310)	$ 447,908
Comprehensive income:							
Net earnings	—	—	—	91,381	—	—	91,381
Other comprehensive loss, net	—	—	—	—	(343)	—	(343)
Total comprehensive income							91,038
Stock issued under various incentive plans, net of forfeitures	661	—	8,436	—	—	(536)	8,561
Purchases of company stock	(730)	(147)	(14,927)	(14,374)	—	—	(30,178)
Conversion of class B to common stock	77	(77)	—	—	—	—	—
Dividends paid, 35 cents per share							
Common stock	—	—	—	(13,684)	—	—	(13,684)
Class B stock	—	—	—	(3,659)	—	—	(3,659)
Restricted stock amortized to operations	—	—	—	—	—	1,240	1,240
Tax benefit from incentive plans	—	—	6,491	—	—	—	6,491
Balance at June 30, 2002	$ 39,256	$ 10,320	$ —	$ 462,057	$ (2,310)	$ (1,606)	$ 507,717

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Meredith Corporation and Subsidiaries

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of operations

Meredith Corporation is a diversified media company primarily focused on the home and family marketplace. The Company's principal businesses are magazine publishing and television broadcasting. Revenues of the publishing and broadcasting segments were 74 percent and 26 percent, respectively, of total revenues in fiscal 2002. The publishing segment includes magazine and book publishing, integrated marketing, interactive media, database-related activities, brand licensing and other related operations. *Better Homes and Gardens* is the most significant trademark of the publishing segment and is used extensively in its operations. The Company's television broadcasting operations include 11 network-affiliated television stations. Meredith's operations are diversified geographically within the United States, and the Company has a broad customer base.

Advertising and magazine circulation revenues accounted for 58 percent and 26 percent, respectively, of the Company's revenues in fiscal 2002. Revenues and operating results can be affected by changes in the demand for advertising and/or consumer demand for the Company's products. National and local economic conditions largely affect the magnitude of advertising revenues. Magazine circulation revenues are generally affected by national and/or regional economic conditions and competition from other forms of media.

b. Principles of consolidation

The Consolidated Financial Statements include the accounts of Meredith Corporation and its majority-owned subsidiaries. In April 2002, Meredith Funding Corporation (Note 5) was formed and its accounts are included in the Company's Consolidated Financial Statements from that date forward. Significant intercompany transactions, primarily those between Meredith Corporation and Meredith Funding Corporation, are eliminated.

c. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements. The Company bases its estimates on historical experience, management expectations for future performance and other assumptions, as appropriate. Key areas affected by estimates include: the assessment of the recoverability of long-lived assets, which is based on such factors as estimated future cash flows; the determination of the net realizable value of broadcast rights, which is based on estimated future revenues; provisions for returns of magazines and books sold, which are based primarily on historical experience; and, pension and postretirement benefit expenses, which are actuarially determined and include assumptions regarding discount rates, expected returns on plan assets and rates of increase in compensation and healthcare costs. The Company re-evaluates its estimates on an ongoing basis. Actual results may vary from those estimates.

d. Cash and cash equivalents

All cash and short-term investments with original maturities of three months or less are considered cash and cash equivalents, because they are readily convertible to cash. These short-term investments are stated at cost, which approximates fair value.

e. Inventories

Paper inventories are stated at cost, which is not in excess of market value, using the last-in first-out (LIFO) method. All other inventories are stated at the lower of cost (first-in first-out, or average) or market.

f. Subscription acquisition costs

Subscription acquisition costs primarily represent magazine direct-mail agency commissions. These costs are deferred and amortized over the related subscription term, typically one or two years.

g. Property, plant and equipment

Property, plant and equipment are stated at cost. Costs of replacements and major improvements are capitalized, and maintenance and repairs are charged to operations as incurred. Depreciation expense is provided primarily by the straight-line method over the estimated useful lives of the assets: five to 45 years for buildings and improvements, and three to 20 years for machinery and equipment. The costs of leasehold improvements are amortized over the lesser of the useful lives or the terms of the respective leases. Depreciation and amortization of property, plant and equipment was $27.7 million in fiscal 2002 ($25.5 million in fiscal 2001 and $23.7 million in fiscal 2000).

h. Broadcast rights

Broadcast rights and the liabilities for future payments are reflected in the Consolidated Financial Statements when programs become available for broadcast. These rights are valued at the lower of unamortized cost or estimated net realizable value and are generally charged to operations on an accelerated basis over the contract period. Amortization of these rights is included in production, distribution and editorial expenses. Reductions in unamortized costs to net realizable value are typically included in amortization of broadcast rights in the accompanying Consolidated Financial Statements. Fiscal 2002 results include expense of approximately $3.7 million for such reductions in unamortized costs ($9.9 million in fiscal 2001 and $1.0 million in fiscal 2000).

i. Goodwill and other intangibles

Goodwill and other intangibles represent the excess of the purchase price over the estimated fair values of net tangible assets acquired in the purchases of businesses. The values of identifiable intangibles have been determined by independent appraisals. The unamortized portion of intangible assets consisted of the following:

June 30	2002	2001
(In thousands)		
Federal Communications Commission (FCC) licenses	$ 471,861	$ 417,434
Goodwill	220,648	240,768
Television network affiliation agreements	188,602	196,217
Other	12,506	15,552
Goodwill and other intangibles	$ 893,617	$ 869,971

Virtually all of these assets were acquired after October 31, 1970, and are being amortized by the straight-line method over the following periods: 40 years for television FCC licenses; 20 to 40 years for goodwill; and 15 to 40 years for network affiliation agreements. As current events and circumstances warrant, management evaluates goodwill and other intangible assets to determine whether adjustments to carrying values are needed. These evaluations may be based on undiscounted income and cash flow projections from the underlying business or from operations of related businesses, as well as other economic and market variables. *New accounting pronouncements* on page 35 describes changes in accounting for goodwill and other intangible assets that will be effective on July 1, 2002.

j. Derivative financial instruments

Meredith adopted Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, including subsequent amendments, as required on July 1, 2000.

Meredith uses derivative financial instruments to manage the risk that changes in interest rates will affect its future interest payments. Interest rate swap contracts are generally considered to be cash flow hedges against changes in the amount of future interest payments on the Company's variable-rate debt obligations. Accordingly, the fair market value of the interest rate swap contracts is recorded in *Accrued taxes and expenses* and *Other noncurrent liabilities* in the Consolidated Balance Sheets. The related unrealized gains (losses) on these contracts are recorded in shareholders' equity as a component of other comprehensive income, net of tax, and then recognized as an adjustment to interest expense over the same period in which the related interest payments being hedged are recognized in income. However, to the extent that any of these contracts are not considered to be highly effective in offsetting the change in the value of the interest payments being hedged, any changes in fair value relating to the ineffective portion of these contracts are immediately recognized in income. The net effect of this accounting on the Company's operating results is that interest expense on the portion of the variable-rate debt being hedged is generally recorded based on fixed interest rates.

As a result of its debt refinancing in April 2002, the notional amount of Meredith's interest rate swap contracts exceeded the variable-rate debt outstanding. Therefore, a portion of the Company's interest rate swap contracts no longer meet the qualifications for hedge accounting. All future changes in the fair market value of these swaps will affect future net earnings. Previously changes in the fair market value were recorded in other comprehensive income (loss). Management determined that it was probable that the level of variable-rate debt would not increase to allow use of these swaps over the term of the swap contracts. Therefore, $3.5 million in accumulated other comprehensive loss related to these swaps was written off as interest expense.

k. Revenues

Revenues are recognized only when realized or realizable and earned, in accordance with accounting principles generally accepted in the United States of America. Advertising revenues are recognized, net of agency commissions, when the underlying advertisements are published, defined as the issue's on-sale date, or aired by the broadcasting stations. Magazine advertising revenues totaled $325.5 million in fiscal 2002 ($352.5 million in fiscal 2001 and $387.1 million in fiscal 2000). Broadcasting advertising revenues were $247.2 million in fiscal 2002 ($263.3 million in fiscal 2001 and $271.0 million in fiscal 2000). Barter advertising revenues, and the offsetting expense, are recognized at the fair value of the advertising surrendered, as determined by similar cash transactions. Barter advertising revenues were not material in any period. Revenues from magazine subscriptions are deferred and recognized proportionately as products are delivered to subscribers. Revenues from magazine and book retail sales are recognized upon delivery, net of provisions for anticipated returns. The Company bases its estimates for returns on historical experience and has not experienced significant fluctuations between estimated and actual return experience. Revenues from integrated marketing and other custom programs are recognized when the products or services are delivered.

l. Advertising expenses

Total advertising expenses included in the Consolidated Statements of Earnings were $70.0 million in fiscal 2002 ($68.2 million in fiscal 2001 and $81.7 million in fiscal 2000). The majority of the Company's advertising expenses relate to direct-mail costs for magazine subscription acquisition efforts. These costs are expensed as incurred.

m. Stock-based compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion (APB) No. 25, *Accounting for Stock Issued to Employees*. The company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*.

n. Income taxes

The Company accounts for certain income and expense items differently for financial reporting purposes than for income tax reporting purposes. Deferred income taxes are provided in recognition of these temporary differences.

o. Earnings per share

Basic earnings per share are computed using the weighted average number of actual common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that would occur from the exercise of common stock options outstanding and the issuance of other stock equivalents. The following table presents the calculations of earnings per share:

Years ended June 30 (In thousands except per share)	2002	2001	2000
Net earnings	**$ 91,381**	$ 71,272	$ 71,030
Basic average shares outstanding	**49,528**	49,977	51,313
Dilutive effect of stock options and equivalents	**1,393**	1,377	1,461
Diluted average shares outstanding	**50,921**	51,354	52,774
Basic earnings per share	**$ 1.85**	$ 1.43	$ 1.38
Diluted earnings per share	**$ 1.79**	$ 1.39	$ 1.35

Antidilutive options excluded from the above calculations totaled 9,000 options at June 30, 2002 (with a weighted average exercise price of $43.40); 560,000 options at June 30, 2001 (with a weighted average exercise price of $40.41); and 2,229,000 options at June 30, 2000 (with a weighted average exercise price of $34.12).

p. New accounting pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, *Goodwill and Other Intangible Assets*. Meredith will adopt this standard, as required, effective July 1, 2002. Upon adoption, goodwill and intangible assets with indefinite lives will no longer be amortized but instead tested for impairment at least annually. These assets will also be reviewed for impairment as of the adoption date, and any transitional impairment losses will be recorded net of tax as a cumulative effect of a change in accounting principle. Reviews will be based on a fair-value approach as described in SFAS No. 142. Under previous accounting standards, initial review for impairment was based on the recoverability of the carrying values using undiscounted future cash flows.

The Company expects the adoption of SFAS No. 142 to reduce fiscal 2003 amortization expense related to goodwill and intangible assets by $25.0 million annually, thereby increasing net after-tax earnings by $15.3 million. The accounting change affects the deferred tax provision but has no effect on after-tax cash flow. In the first quarter of fiscal 2003, the Company will record a noncash charge for transitional impairment losses of $139.9 million ($85.7 million after-tax) from the adoption of this standard. The charge relates primarily to the acquisition of television station WGCL in Atlanta, which occurred in March 1999 and will be recorded as a cumulative effect of a change in accounting principle.

If the non-amortization provisions of SFAS No. 142 had been effective for all periods presented, reported results would have been as follows:

Years ended June 30	2002		2001		2000	
	Net Earnings	Diluted EPS	Net Earnings	Diluted EPS	Net Earnings	Diluted EPS
(In thousands except per share)						
As reported	$ 91,381	$ 1.79	$ 71,272	$ 1.39	$ 71,030	$ 1.35
Add back amortization (net of taxes):						
FCC licenses	7,021	0.14	7,034	0.14	6,862	0.13
Network affiliation and other	3,964	0.08	3,979	0.08	3,881	0.07
Goodwill	4,735	0.09	4,829	0.09	5,505	0.10
As adjusted	$ 107,101	$ 2.10	$ 87,114	$ 1.70	$ 87,278	$ 1.65

The FASB also issued SFAS No. 141, *Business Combinations*, in June 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. It also specifies criteria that must be met for the recognition of intangible assets separate from goodwill. Adoption of SFAS No. 142 requires Meredith to evaluate its existing intangible assets and make any reclassifications necessary to meet the criteria specified in SFAS No. 141.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 establishes one accounting model for long-lived assets to be held and used, long-lived assets (including those accounted for as a discontinued operation) to be disposed of by sale and long-lived assets to be disposed of other than by sale. It also extends the requirements for reporting discontinued operations to individual business units. Meredith will adopt this standard effective July 1, 2002. It will not have a material effect on the Company's results of operations or financial position.

q. Special-purpose entities

Meredith does not have any off-balance sheet financing activities. The Company's use of special-purpose entities is limited to Meredith Funding Corporation, whose activities are fully consolidated in Meredith's Consolidated Financial Statements (Note 5).

r. Other

Throughout this annual report, revenues have been restated to apply the provisions of Emerging Issues Task Force (EITF) Issue No. 01-09, which requires classification of certain cooperative advertising and product placement costs, previously recorded as selling expenses, as reductions in revenue. The reclassification affected both circulation and other revenues. As a result of applying these provisions, revenues and selling expenses were reduced equally by $10.9 million in fiscal 2002, $9.8 million in fiscal 2001 and $7.7 million in fiscal 2000. These reclassifications had no effect on operating profits or net earnings in any period.

Certain prior-year financial information has been reclassified or restated to conform to the fiscal 2002 financial statement presentation.

2. NONRECURRING ITEMS AND NONOPERATING INCOME

In response to a weakening economy and a widespread advertising downturn in fiscal 2001, management took steps to reduce the number of Meredith employees, including a one-time, voluntary early retirement program. Other selective workforce reductions were achieved through attrition, realignments and job eliminations. The Company also wrote off certain Internet investments. These actions were the primary factors in a fiscal 2001 fourth-quarter nonrecurring charge of $25.3 million ($15.4 million after-tax), or 30 cents per share, for personnel costs ($18.4 million), asset write-downs and other ($8.2 million), offset by the reversal of excess accruals ($1.3 million). The nonrecurring charge resulted in balance sheet adjustments of $8.5 million and cash payments of $1.1 million in fiscal 2001, leaving an accrual balance of $15.7 million for personnel costs at June 30, 2001. Details of the activities affecting the accrual since that date follow:

(In thousands)

Description	6-30-2001 Accrual Balance	Cash Payments	Other Adjustments	6-30-2002 Accrual Balance
Personnel costs	$ 15,716	$ (10,975)	$ 232	$ 4,973

Payments made during the period were for enhanced retirement benefits, severance and outplacement charges.

Other adjustments represent an additional accrual of $0.4 million for higher than expected severance costs which was partially offset by a charge of $0.2 million for accelerated amortization of restricted stock. The additional accrual was recorded as selling, general and administrative expense. More than 50 jobs were eliminated during fiscal 2002, in addition to the 155 positions eliminated during fiscal 2001. Approximately 70 percent of the personnel costs accrued at June 30, 2001 were paid out in fiscal 2002. The payment of certain early retirement benefit costs will, however, extend for the next six fiscal years.

Meredith also recorded a nonrecurring charge in fiscal 2000 related to the closing of certain operations that no longer fit the Company's business objectives. The charge totaled $23.1 million ($19.1 million after-tax), or 36 cents per share, for asset write-downs ($16.8 million), contractual obligations ($3.8 million) and personnel costs ($2.5 million). The personnel costs related to the termination of 29 employees, all of whom had left the Company by June 30, 2001. Fiscal 2000 activity related to this charge consisted of noncash balance sheet adjustments of $18.5 million and cash payments of $1.4 million, leaving an accrual balance of $3.2 million at June 30, 2000. During fiscal 2001 additional cash payments of $1.1 million were made and $1.2 million of the accrual was deemed no longer necessary and was reversed. The reversal reduced the amount of the nonrecurring charge recorded in fiscal 2001. The result was an accrual balance of $0.9 million at June 30, 2001. Since that date, cash payments totaling $0.1 million have been made and an additional $0.4 million of the accrual was deemed no longer necessary and was reversed. The reversal was recorded as an offset to selling, general and administrative expenses. The remaining accrual balance of $0.4 million relates to contractual obligations and will be settled in the next fiscal year.

In December 2001, Meredith recorded nonoperating income of $2.0 million ($1.2 million after-tax), or 2 cents per share, from the demutualization of an insurance company with which Meredith holds policies. Fiscal 2002 and 2001 nonoperating income also included gains from dispositions as described in Note 3.

3. ACQUISITIONS, EXCHANGES AND DISPOSITIONS

On June 17, 2002, Meredith exchanged its Orlando and Ocala, FL, television stations for station KPTV, a UPN affiliate in Portland, OR. The transaction with News Corporation and Fox Television Stations, Inc. created a Meredith duopoly in Portland where the Company already owns KPDX-TV, a Fox affiliate. A duopoly, defined as the ownership of two stations in a single market, offers increased efficiency while providing stronger outlets for advertisers and viewers. The operations of the acquired property have been included in the Company's consolidated operating results since the acquisition date. The exchange is expected to result in a revenue reduction of approximately $10 million in fiscal 2003, but it is not expected to have a material effect on operating results.

For financial reporting purposes, Meredith recorded the exchange as two simultaneous but separate events: the sale of the two Florida stations, for which a nonoperating gain was recognized, and the acquisition of the Portland station, which was accounted for as an asset purchase. The nonoperating gain on the sale of the Florida stations was $61.8 million ($37.9 million after-tax), or 74 cents per share, based on the fair value of the assets acquired as determined by an independent appraisal. The fair value of $90.0 million also represented the purchase price of the Portland station. The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date.

(In thousands)

Property, plant and equipment	$ 19,954
Broadcast rights	18,370
Intangible assets	69,070
Goodwill	2,258
Total assets acquired	109,652
Broadcast rights payable	(19,652)
Net assets acquired	$ 90,000

Intangible assets consist of $68.9 million for the FCC license and $0.2 million for the network affiliation agreement. These intangibles are indefinite-lived and, therefore, will not be amortized. Each will be reviewed for impairment annually or as circumstances warrant. Goodwill was assigned to the broadcasting segment and is expected to be fully deductible for tax purposes.

Pro forma results of operations as if this asset sale and purchase had occurred at the beginning of each period presented are as follows:

Years ended June 30	2002	2001
(In thousands except per share)		
Total revenues	**$ 973,786**	$1,032,412
Net earnings	**$ 89,561**	$ 107,190
Basic earnings per share	**$ 1.81**	$ 2.14
Diluted earnings per share	**$ 1.76**	$ 2.09

The pro forma results include estimated noncash gains from the disposition of the two Florida television stations of 72 cents per diluted share in fiscal 2002 and 69 cents per share in fiscal 2001.

In May 2001, Meredith sold GOLF FOR WOMEN magazine to The Golf Digest Companies, a subsidiary of Advance Magazine Publishers, Inc. The sale resulted in a nonoperating gain of $21.5 million ($13.1 million after-tax), or 26 cents per share. Meredith also sold the assets of American Park Network in fiscal 2001, but the resulting gain was not material.

4. INVENTORIES

Inventories consist of paper stock, books and editorial content. Of net inventory values shown, approximate portions determined using the LIFO method were 37 percent at June 30, 2002, and 31 percent at June 30, 2001. LIFO inventory (income) expense included in the Consolidated Statements of Earnings was ($2.8) million in fiscal 2002, ($1.1) million in fiscal 2001 and $2.4 million in fiscal 2000.

June 30 (In thousands)	2002	2001
Raw materials	$ 12,931	$ 13,480
Work in process	18,015	20,830
Finished goods	7,123	6,477
	38,069	40,787
Reserve for LIFO cost valuation	(5,148)	(7,952)
Inventories	$ 32,921	$ 32,835

5. LONG-TERM DEBT

Long-term debt consists of the following:

June 30 (In thousands)	2002	2001
Variable-rate credit facilities:		
Amortizing term loan of $200 million due 5/1/2004	$ —	$ 200,000
Revolving credit facility of $150 million due 5/31/2002	—	70,000
Revolving credit facility of $150 million due 4/5/2007	—	—
Asset-backed commercial paper facility of $100 million due 4/9/2007	85,000	—
Private placement notes:		
6.51% senior notes, due 3/1/2005	75,000	75,000
6.57% senior notes, due 9/1/2005	50,000	50,000
6.65% senior notes, due 3/1/2006	75,000	75,000
6.39% senior notes, due 4/1/2007	50,000	—
6.62% senior notes, due 4/1/2008	50,000	—
Total long-term debt	385,000	470,000
Current portion of long-term debt	—	(70,000)
Long-term debt	$ 385,000	$ 400,000

Principal payments on the debt due in succeeding fiscal years are:

Years ended June 30 (In thousands)	
2003	$ —
2004	—
2005	75,000
2006	125,000
2007	135,000
Later years	50,000
Total long-term debt	$ 385,000

On April 9, 2002, Meredith completed its debt refinancing. The new debt consisted of: $100 million in fixed-rate unsecured senior notes; a new five-year $150 million variable-rate revolving credit facility; and, an asset-backed commercial paper facility of up to $100 million that is renewable annually. The Company used $10 million in cash and proceeds from borrowings under the new debt structure to retire the debt outstanding under the $200 million amortizing term loan due May 1, 2004, and the $150 million revolving credit facility due May 31, 2002. This refinancing allowed Meredith to take advantage of favorable long-term interest rates and to diversify funding sources.

As part of the debt refinancing, Meredith entered into a revolving agreement to sell all of its rights, title and interest in the majority of its accounts receivable related to advertising, book and miscellaneous accounts receivable to Meredith Funding Corporation, a special purpose entity established to purchase revenues from Meredith. Meredith Funding Corporation in turn sells receivable interests to an asset-backed commercial paper conduit administered by Bank One, N.A. In consideration of the sale, Meredith received cash and a subordinated note, bearing interest at the prime rate (4.75 percent at June 30, 2002), from Meredith Funding Corporation. As of June 30, 2002, the subordinated note balance was $27.7 million. The agreement is structured as a true sale under which the creditors of Meredith Funding Corporation will be entitled to be satisfied out of the assets of Meredith Funding Corporation prior to any value being returned to Meredith or its creditors. The accounts of Meredith Funding Corporation are fully consolidated in Meredith's Consolidated Financial Statements. At June 30, 2002, $116.0 million of accounts receivable, net of reserves, was sold under the agreement. The asset-backed commercial paper facility renews annually in April. Meredith has the ability and the intent to renew the facility each year and, therefore, the principal is shown as due on April 9, 2007, the facility termination date.

The interest rate on the asset-backed commercial paper program is based on a fixed spread over the commercial paper cost to the lender. The interest rate on the variable-rate revolving credit facility is based on a spread over LIBOR determined by the Company's leverage ratio. Interest rates on the private placement notes range from 6.39 to 6.65 percent. The weighted average interest rate on debt outstanding at June 30, 2002, was approximately 6.5 percent.

All debt agreements include financial covenants. A summary of the significant financial covenants, and the status at June 30, 2002, follows:

	Required at June 30, 2002	Actual at June 30, 2002
Ratio of debt to EBITDA*	Less than 3.5	2.3
Ratio of EBITDA* to interest expense	Greater than 3.0	5.2
Ratio of EBIT** to interest expense	Greater than 2.5	3.5
Consolidated shareholders' equity	Greater than $381.2 million	$507.7 million

*EBITDA is earnings before interest, taxes, depreciation and amortization as defined in the debt agreements.

**EBIT is earnings before interest and taxes as defined in the debt agreements.

At June 30, 2002, the Company was in compliance with the above and all other debt covenants. Meredith expects to maintain compliance with all debt covenants. Failure to comply could result in the debt becoming payable on demand.

Interest expense related to long-term debt totaled $27.2 million in fiscal 2002, $32.1 million (excluding $0.2 million in capitalized interest) in fiscal 2001, and $34.8 million (excluding $0.4 million in capitalized interest) in fiscal 2000.

At June 30, 2002, Meredith had $150 million of credit available under the revolving credit facility. The commitment fee rate for the revolving credit facility ranges from 0.125 to 0.225 percent of the unused commitment based on the Company's leverage ratio. The commitment fee rate for the asset-backed commercial paper facility is 0.19 percent of the unused commitment. Commitment fees paid in fiscal 2002 were not material.

6. DERIVATIVE FINANCIAL INSTRUMENTS

Meredith uses derivative financial instruments to manage the risk that changes in interest rates will affect its future interest payments. Interest rate swap contracts are used to effectively convert all or a portion of the Company's variable interest rate debt to fixed interest rate debt. Under an interest rate swap contract, Meredith agrees to pay an amount equal to a specified fixed rate of interest times a notional principal amount, and to receive in return an amount equal to a specified variable rate of interest times the same notional principal amount. The notional amounts of the contract are not exchanged. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract. Meredith is exposed to credit-related losses in the event of nonperformance by counterparties to the swap contracts. This risk is minimized by entering into contracts with large, stable financial institutions.

At June 30, 2002, Meredith had interest rate swap contracts to pay fixed rates of interest (average 5.3 percent) and receive variable rates of interest (average 3-month LIBOR rate of 1.9 percent) on $176.3 million notional amount of indebtedness. These contracts expire in June 2004. The average notional amount of indebtedness outstanding under the contracts is $166 million in fiscal 2003 and $132 million in fiscal 2004. The fair market value of the interest rate swap contracts was a liability of $6.8 million at June 30, 2002. Assuming no change in interest rates, the estimated amount of the loss expected to be reclassified into earnings over the next 12 months is $3.8 million.

As a result of the debt refinancing completed in April 2002 and subsequent debt repayments, Meredith had swap contracts that no longer met the qualifications for hedge accounting. These swap contracts were deemed to be ineffective and dedesignated as hedge contracts. Expense related to fair market value adjustments on the swap contracts had been recorded in other comprehensive income (loss). As a result of the dedesignation, the loss was to be amortized into earnings over the life of the swap contracts and all future changes in the fair market value of the dedesignated swap contracts would affect future net earnings. Interest expense of $1.3 million was recorded through June 30, 2002, for such amortization and changes in fair market value. Subsequent to the dedesignation, management determined that it was probable that the level of the Company's variable-rate debt would not increase to allow use of the dedesignated swaps over the term of the swap contracts. Therefore, $3.5 million remaining in accumulated other comprehensive loss related to the dedesignated swap contracts was written off and recorded as interest expense in the fourth quarter of fiscal 2002.

7. FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amounts and estimated fair values of financial instruments are as follows:

June 30	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In thousands)				
Assets (Liabilities):				
Broadcast rights payable	$ (44,331)	$ (40,613)	$ (35,758)	$ (33,184)
Long-term debt	$ (385,000)	$ (395,495)	$ (470,000)	$ (468,823)

Fair values were determined as follows:

Broadcast rights payable: Present value of future cash flows discounted at the Company's current borrowing rate.

Long-term debt: Present value of future cash flows using borrowing rates currently available for debt with similar terms and maturities.

Interest rate swap contracts are reported at fair market value in the Consolidated Balance Sheets. The carrying amounts for all other financial instruments approximate their respective fair values due to the short-term nature of these instruments. Fair value estimates are made at a specific point in time based on relevant market and financial instrument information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

8. INCOME TAXES

Income tax expense consists of:

Years ended June 30	2002	2001	2000
(In thousands)			
Currently payable:			
Federal	$ 14,859	$ 35,288	$ 36,348
State	2,193	6,687	6,920
	17,052	41,975	43,268
Deferred:			
Federal	34,299	2,492	11,215
State	6,340	461	2,073
	40,639	2,953	13,288
Income taxes	$ 57,691	$ 44,928	$ 56,556

The differences between the effective tax rates and the statutory U.S. federal income tax rate are as follows:

Years ended June 30	2002	2001	2000
U.S. statutory tax rate	35.0%	35.0%	35.0%
State income taxes, less federal income tax benefits	3.7	4.0	4.0
Nonrecurring goodwill write-downs	—	—	3.5
Goodwill amortization	0.7	0.8	1.1
Other	(0.7)	(1.1)	0.7
Effective income tax rate	38.7%	38.7%	44.3%

The tax effects of temporary differences that gave rise to the deferred income tax assets and liabilities are as follows:

June 30	2002	2001
(In thousands)		
Deferred tax assets:		
Accounts receivable allowances and return reserves	$ 16,421	$ 14,734
Compensation and benefits	25,587	26,618
Expenses deductible for taxes in different years than accrued	12,861	18,116
All other assets	1,431	1,652
Total deferred tax assets	56,300	61,120
Deferred tax liabilities:		
Subscription acquisition costs	26,829	25,936
Accumulated depreciation and amortization	77,391	60,659
Gains from dispositions	23,734	6,516
Carrying value of accounts receivable	—	2,968
Expenses deductible for taxes in different years than accrued	8,407	5,006
All other liabilities	342	18
Total deferred tax liabilities	136,703	101,103
Net deferred tax liability	$ 80,403	$ 39,983

The current portions of deferred tax assets and liabilities are included in *Other current assets* in the Consolidated Balance Sheets.

9. PENSION AND POSTRETIREMENT BENEFIT PLANS

Savings and Investment Plan

The Company maintains a 401(k) Savings and Investment Plan which permits eligible employees to contribute funds on a pre-tax basis. As of January 1, 2002, the plan allows employee contributions of up to 50 percent of eligible compensation subject to the maximum allowed under federal tax provisions. Previously, the plan allowed employee contributions of up to 15 percent of eligible compensation. The Company matches 100 percent of the first 3 percent and 50 percent of the next 2 percent of employee contributions.

The 401(k) Savings and Investment Plan allows employees to choose among various investment options, including the Company's common stock, for both their contributions and the Company's matching contribution. Company contribution expense under this plan totaled $4.6 million in fiscal 2002, $4.6 million in fiscal 2001, and $4.5 million in fiscal 2000.

Pension and Postretirement Plans

The Company has noncontributory pension plans covering substantially all employees. Assets held in the plans are primarily a mix of noncompany equity and debt securities. Plan assets include 180,000 shares of Meredith common stock with a fair value of $7.7 million at March 31, 2002, the plans' measurement date. The Company also sponsors defined healthcare and life insurance plans that provide benefits to eligible retirees.

The following table presents changes in, and components of, the Company's net assets/liabilities for pension and other postretirement benefits:

	Pension		Postretirement	
June 30	2002	2001	2002	2001
(In thousands)				
Change in benefit obligation:				
Benefit obligation, beginning of year	$ 72,584	$ 63,613	$ 17,851	$ 13,876
Service cost	4,853	4,555	738	671
Interest cost	5,256	4,940	1,285	1,082
Participant contributions	—	—	329	252
Plan amendments	(31)	4,995	—	—
Actuarial loss (gain)	(1,195)	1,871	(162)	1,591
Special termination benefits	—	42	—	1,531
Benefits paid (including lump sums)	(13,064)	(7,432)	(1,389)	(1,152)
Benefit obligation, end of year	$ 68,403	$ 72,584	$ 18,652	$ 17,851
Change in plan assets:				
Fair value of plan assets, beginning of year	$ 63,738	$ 79,966	$ 43	$ 518
Actual return on plan assets	6,901	(10,385)	4	(81)
Employer contributions	834	1,589	1,013	506
Participant contributions	—	—	329	252
Benefits paid (including lump sums)	(13,064)	(7,432)	(1,389)	(1,152)
Fair value of plan assets, end of year	$ 58,409	$ 63,738	$ —	$ 43
Funded status, end of year	$ (9,994)	$ (8,846)	$ (18,652)	$ (17,808)
Unrecognized actuarial loss (gain)	(5,849)	(3,633)	25	187
Unrecognized prior service cost	5,343	6,232	(1,845)	(2,045)
Unrecognized net transition obligation	391	747	—	—
Contributions between measurement date and fiscal year end	5,843	17	297	247
Net recognized amount, end of year	$ (4,266)	$ (5,483)	$ (20,175)	$ (19,419)
Consolidated Balance Sheets:				
Prepaid benefit cost	$ 6,160	$ 3,091	$ —	$ —
Accrued benefit liability	(10,426)	(8,574)	(20,175)	(19,419)
Additional minimum liability	(3,037)	(4,981)	—	—
Intangible asset	2,464	4,762	—	—
Accumulated other comprehensive loss	573	219	—	—
Net recognized amount, end of year	$ (4,266)	$ (5,483)	$ (20,175)	$ (19,419)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $14.8 million, $13.6 million and $39 thousand respectively, as of June 30, 2002; and $16.5 million, $13.7 million and $0.1 million, respectively, as of June 30, 2001.

Benefit obligations were determined using the following weighted-average assumptions:

	Pension		Postretirement	
June 30	2002	2001	2002	2001
Weighted-average assumptions:				
Discount rate	7.25%	7.25%	7.25%	7.25%
Expected return on plan assets	8.25%	8.25%	8.25%	8.25%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%

The rate of increase in healthcare cost levels used in measuring the postretirement benefit obligation was 8 percent, decreasing to 5.75 percent in 2007 and thereafter.

Assumed rates of increase in healthcare cost levels have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in the assumed healthcare cost trend rates would have the following effects:

Year ended June 30, 2002	One-Percentage-Point Increase	One-Percentage-Point Decrease
(In thousands)		
Effect on service and interest cost components	$ 151	$ (129)
Effect on postretirement benefit obligation	$ 936	$ (819)

The components of net periodic benefit costs recognized in the Consolidated Statements of Earnings were as follows:

	Pension			Postretirement		
Years ended June 30	2002	2001	2000	2002	2001	2000
(In thousands)						
Components of net periodic benefit cost:						
Service cost	$ 4,853	$ 4,555	$ 4,426	$ 738	$ 671	$ 665
Interest cost	5,256	4,940	4,314	1,285	1,082	993
Expected return on plan assets	(4,971)	(6,333)	(5,470)	(3)	(41)	(75)
Prior service cost amortization	858	434	434	(200)	(200)	(200)
Actuarial loss (gain) amortization	11	(1,445)	(611)	—	—	—
Transition amount amortization	356	356	356	—	—	—
Settlement gain	(920)	(149)	—	—	—	—
Net periodic benefit expense	$ 5,443	$ 2,358	$ 3,449	$ 1,820	$ 1,512	$ 1,383

Meredith offered a voluntary early retirement option to all employees meeting specified age and years of service criteria during the fourth quarter of fiscal 2001. The offer included enhanced pension and postretirement benefits. The effect of these special termination benefits was an increase in the projected benefit obligation of the pension plans of $0.1 million and an increase in the accumulated benefit obligation of the postretirement plan of $1.5 million. The associated expense was included in the fiscal 2001 nonrecurring charge.

10. CAPITAL STOCK

The Company has two classes of common stock outstanding: common and class B. Holders of both classes of common stock receive equal dividends per share. Class B stock, which has 10 votes per share, is not transferable as class B stock except to family members of the holder or certain other related entities. At any time, class B stock is convertible, share for share, into common stock with one vote per share. Class B stock transferred to persons or entities not entitled to receive it as class B stock will automatically be converted and issued as common stock to the transferee. The principal market for trading the Company's common stock is the New York Stock Exchange (trading symbol MDP). No separate public trading market exists for the Company's class B stock.

From time to time, the Company's Board of Directors has authorized the repurchase of shares of the Company's common stock on the open market.

Repurchases under these authorizations were as follows:

Years ended June 30	2002	2001	2000
(In thousands)			
Number of shares	877	1,332	1,720
Cost at market value	$ 30,178	$ 43,506	$ 54,486

As of June 30, 2002, approximately 1.6 million shares could be repurchased under existing authorizations by the Board of Directors.

11. COMMON STOCK AND STOCK OPTION PLANS

Restricted Stock and Stock Equivalent Plans

The Company has awarded common stock and/or common stock equivalents to eligible key employees under a stock incentive plan and to nonemployee directors under restricted stock and stock equivalent plans. All plans have restriction periods tied primarily to employment and/or service. In addition, certain awards are granted based on specified levels of Company stock ownership. The awards are recorded at market value on the date of the grant as unearned compensation. The initial values of the grants are amortized over the restriction periods, net of forfeitures. The number of stock units and annual expense information follows:

Years ended June 30	2002	2001	2000
(In thousands except per share)			
Number of stock units awarded	**18**	33	64
Average market price of stock units awarded	**$ 35.28**	$ 32.03	$ 36.25
Stock units outstanding	**170**	197	201
Annual expense, net	**$ 1,240**	$ 1,211	$ 915

Stock Option Plans

Under the Company's stock incentive plan, nonqualified stock options may be granted to certain employees to purchase shares of common stock at prices not less than market prices at the dates of grants. All options granted under these plans expire at the end of 10 years. Most of these option grants vest one-third each year over a three-year period. Others have cliff vesting after either three- or five-year periods. Certain options granted in August 1997 and August 2000 were tied to attaining specified earnings per share and return on equity goals for the subsequent three-year periods. Attaining these goals will result in the acceleration of vesting for all, or a portion, of the options to three years from the date of grant. The goals established for the August 1997 options were met and, therefore, the options became fully vested in August 2000. If the goals established for the August 2000 options are not met, the options will vest eight years from the date of grant, subject to certain tenure qualifications.

The Company also has a nonqualified stock option plan for nonemployee directors. Options vest one-third each year over a three-year period. No options can be issued under this plan after July 31, 2003, and options expire 10 years after issuance.

A summary of stock option activity and weighted average exercise prices follows:

Years ended June 30	2002		2001		2000	
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
(Options in thousands)						
Outstanding, beginning of year	**6,320**	**$ 24.21**	6,125	$ 22.57	5,783	$ 20.79
Granted at market price	**886**	**$ 34.66**	1,155	$ 28.55	859	$ 33.07
Exercised	**(635)**	**$ 13.01**	(610)	$ 13.39	(319)	$ 11.50
Forfeited	**(110)**	**$ 34.14**	(350)	$ 28.71	(198)	$ 34.06
Outstanding, end of year	**6,461**	**$ 26.58**	6,320	$ 24.21	6,125	$ 22.57
Exercisable, end of year	**4,554**	**$ 24.26**	3,817	$ 20.86	3,593	$ 16.82
Fair value of options granted: At market price		**$ 11.19**		$ 10.98		$ 11.59

A summary of stock options outstanding and exercisable as of June 30, 2002, follows:

	Options outstanding			Options exercisable	
(Options in thousands)					
Range of exercise prices	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 8.53 – $16.75	1,351	2.36	$ 13.11	1,351	$ 13.11
$18.03 – $28.06	2,064	5.72	$ 24.52	1,434	$ 23.00
$28.44 – $33.16	1,552	6.05	$ 31.16	1,225	$ 31.06
$33.62 – $44.32	1,494	7.92	$ 36.82	544	$ 39.93
	6,461	5.61	$ 26.58	4,554	$ 24.26

The maximum number of shares reserved for use in all Company restricted stock, stock equivalent and stock incentive plans totals 13.1 million. The total number of restricted and equivalent stock shares and stock options that have been awarded under these plans as of June 30, 2002, is approximately 9.7 million. No stock options have expired to date.

Meredith accounts for stock options in accordance with APB No. 25, *Accounting for Stock Issued to Employees*, and therefore no compensation cost related to options has been recognized in the Consolidated Statements of Earnings. Had compensation cost for the Company's stock-based compensation plans been determined consistent with the fair value method of SFAS No. 123, *Accounting for Stock-based Compensation*, the Company's net earnings and earnings per share would have been as follows:

Years ended June 30 (In thousands except per share)	2002	2001	2000
Net earnings as reported	**$ 91,381**	$ 71,272	$ 71,030
Pro forma net earnings	**$ 85,686**	$ 66,331	$ 65,811
Basic earnings per share as reported	**$ 1.85**	$ 1.43	$ 1.38
Pro forma basic earnings per share	**$ 1.73**	$ 1.33	$ 1.28
Diluted earnings per share as reported	**$ 1.79**	$ 1.39	$ 1.35
Pro forma diluted earnings per share	**$ 1.67**	$ 1.29	$ 1.24

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. Options vest over a period of several years and additional awards are generally made each year. In addition, valuations are based on highly subjective assumptions about the future, including stock price volatility and exercise patterns. The Company used the Black-Scholes option pricing model to determine the fair value of grants made.

The following assumptions were applied in determining the pro forma compensation cost:

Years ended June 30	2002	2001	2000
Risk-free interest rate	**4.62%**	5.20%	6.23%
Expected dividend yield	**0.75%**	0.75%	0.75%
Expected option life	**6.5 yrs**	7.3 yrs	6.5 yrs
Expected stock price volatility	**24.00%**	23.00%	22.00%

Meredith has proposed a noncompensatory employee stock purchase plan (ESPP). The ESPP will allow employees to purchase shares of Meredith common stock through payroll deductions at the lesser of 85 percent of the fair market value of the stock on either the first or last trading day of the offering period. The initial offering period is July 1 to December 31, 2002. Beginning January 1, 2003, the ESPP will have quarterly offering periods. Shareholders will be asked at the November 2002 annual meeting to authorize the reservation of 500,000 common shares for issuance under the ESPP.

12. COMMITMENTS AND CONTINGENT LIABILITIES

The Company occupies certain facilities and sales offices and uses certain equipment under lease agreements. Rental expense for such leases was $9.2 million in 2002 ($8.7 million in 2001 and $7.1 million in 2000). Minimum rental commitments at June 30, 2002, under all noncancelable operating leases due in succeeding fiscal years are:

Years ended June 30 (In thousands)	
2003	$ 7,917
2004	8,019
2005	7,439
2006	6,425
2007	6,207
Later years	28,325
Total amounts payable	$ 64,332

Most of the future lease payments relate to the lease of office facilities in New York City through December 31, 2011. In the normal course of business, leases that expire are generally renewed or replaced by leases on similar property.

The Company has recorded commitments for broadcast rights payable in future fiscal years. The Company also is obligated to make payments under contracts for broadcast rights not currently available for use, and therefore not included in the Consolidated Financial Statements, in the amount of $58.9 million at June 30, 2002 ($91.6 million at June 30, 2001). The fair values of these commitments for unavailable broadcast rights, determined by the present value of future cash flows discounted at the Company's current borrowing rate, were $52.1 million and $80.7 million at June 30, 2002 and 2001, respectively.

The broadcast rights payments due in succeeding fiscal years are:

Years ended June 30	Recorded Commitments	Unavailable Rights
(In thousands)		
2003	$ 19,425	$ 16,835
2004	14,283	19,496
2005	7,596	11,727
2006	2,549	5,211
2007	478	2,387
Later years	—	3,216
Total amounts payable	$ 44,331	$ 58,872

The broadcasting segment has commitments to spend approximately $8 million over the next six months for the initial transition to digital technology at five stations and for equipment and remodeling associated with the consolidation of stations KPDX and KPTV into one facility in Portland.

The Company is involved in certain litigation and claims arising in the normal course of business. In the opinion of management, liabilities, if any, arising from existing litigation and claims will not have a material effect on the Company's earnings, financial position or liquidity.

13. OTHER COMPREHENSIVE INCOME

Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from nonowner.sources. Comprehensive income includes net earnings as well as items of other comprehensive income.

The following table summarizes the items of other comprehensive income (loss) and the accumulated other comprehensive income (loss) balances:

	Foreign Currency Translation Adjustments	Minimum Pension Liability Adjustments	Interest Rate Swaps	Accumulated Other Comprehensive Loss
(In thousands)				
Balance at June 30, 1999	$ (380)	$ (245)	$ —	$ (625)
Current-year adjustments, pre-tax	(427)	175	—	(252)
Tax benefit (expense)	170	(69)	—	101
Other comprehensive (loss) income	(257)	106	—	(151)
Balance at June 30, 2000	$ (637)	$ (139)	$ —	$ (776)
Current-year adjustments, pre-tax	(166)	14	(5,849)	(6,001)
Tax benefit (expense)	55	(9)	2,281	2,327
Other comprehensive (loss) income	(111)	5	(3,568)	(3,674)
Cumulative effect of change in accounting principle (net of taxes)	—	—	2,483	2,483
Balance at June 30, 2001	$ (748)	$ (134)	$ (1,085)	$ (1,967)
Current-year adjustments, pre-tax	23	(354)	(231)	(562)
Tax benefit (expense)	(9)	138	90	219
Other comprehensive (loss) income	14	(216)	(141)	(343)
Balance at June 30, 2002	$ (734)	$ (350)	$ (1,226)	$ (2,310)

14. FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

Meredith is a diversified media company primarily focused on the home and family marketplace. Based on products and services, the Company has established two reportable segments: publishing and broadcasting. The publishing segment includes magazine and book publishing, integrated marketing, interactive media, database-related activities, brand licensing and other related operations.

The broadcasting segment includes the operations of 11 network-affiliated television stations. The broadcasting segment information includes the effect of the acquisition of KPTV in June 2002 and the disposition of WOFL-TV and WOGX-TV in June 2002. Virtually all of the Company's revenues are generated and assets reside within the United States. There are no material intersegment transactions.

Operating profit is the measure reported to the chief operating decision maker for use in assessing segment performance and allocating resources. Operating profit for segment reporting is revenues less operating costs and does not include nonrecurring charges, nonoperating income, interest income and expense, or unallocated corporate expenses. Segment operating costs include allocations of certain centrally incurred costs such as employee benefits, occupancy, information systems, accounting services, internal legal staff and human resources administration expenses. These costs are allocated based on actual usage or other appropriate methods, primarily number of employees. Unallocated corporate expenses are corporate overhead expenses not attributable to the operating groups.

A significant noncash item included in segment operating costs, other than depreciation and amortization of fixed and intangible assets, is the amortization of broadcast rights in the broadcasting segment. Broadcast rights amortization totaled $40.1 million in fiscal 2002, $44.1 million in fiscal 2001 and $35.3 million in fiscal 2000.

Segment assets include intangible, fixed and all other noncash assets identified with each segment. Jointly used assets such as office buildings and information technology equipment are allocated to the segments by appropriate methods, primarily number of employees. Unallocated corporate assets consist primarily of cash and cash items, assets allocated to or identified with corporate staff departments and other miscellaneous assets not assigned to one of the segments.

Expenditures for long-lived assets other than capital expenditures included the acquisition of one television station in exchange for two of Meredith's television stations in June 2002. This exchange resulted in net additions to broadcasting segment assets of $11.4 million in fixed assets and $64.3 million in intangible assets and a net reduction of $12.5 million in goodwill.

EBITDA is defined as earnings from continuing operations before interest, taxes, depreciation and amortization and excludes special items. The special items excluded from EBITDA consist of the following: the write-down of broadcast rights ($3.7 million in fiscal 2002, $9.9 million in fiscal 2001 and $1.0 million in fiscal 2000), nonrecurring items ($25.3 million in fiscal 2001 and $23.1 million in fiscal 2000) and nonoperating income ($63.8 million in fiscal 2002 and $21.5 million in fiscal 2001). EBITDA is not adjusted for all noncash expenses or for working capital, capital expenditures and other investment requirements. EBITDA is often used to analyze and compare companies on the basis of operating performance and cash flow; however, EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with accounting principles generally accepted in the United States of America. The calculation of EBITDA and similarly titled measures may vary between companies.

The following table presents financial information by segment:

Years ended June 30	2002	2001	2000
(In thousands)			
Revenues			
Publishing	**$ 733,251**	$ 773,175	$ 811,131
Broadcasting	**254,578**	270,276	278,339
Total revenues	**$ 987,829**	$1,043,451	$1,089,470
Operating profit			
Publishing	**$ 117,023**	$ 132,815	$ 139,045
Broadcasting	**20,186**	34,683	60,454
Unallocated corporate	**(19,360)**	(15,566)	(15,066)
Nonrecurring items	**—**	(25,308)	(23,096)
Income from operations	**$ 117,849**	$ 126,624	$ 161,337
Depreciation/amortization			
Publishing	**$ 11,441**	$ 8,983	$ 11,561
Broadcasting	**39,639**	40,034	38,705
Unallocated corporate	**2,560**	2,555	2,083
Total depreciation/amortization	**$ 53,640**	$ 51,572	$ 52,349
Assets			
Publishing	**$ 297,732**	$ 310,066	$ 320,972
Broadcasting	**1,054,470**	1,011,483	1,037,458
Unallocated corporate	**108,062**	116,198	81,343
Total assets	**$1,460,264**	$1,437,747	$1,439,773
Capital expenditures			
Publishing	**$ 4,991**	$ 10,642	$ 1,465
Broadcasting	**12,270**	24,745	32,925
Unallocated corporate	**6,104**	20,580	5,013
Total capital expenditures	**$ 23,365**	$ 55,967	$ 39,403
Other Data:			
EBITDA			
Publishing	**$ 128,464**	$ 141,798	$ 150,606
Broadcasting	**63,520**	84,647	100,211
Unallocated corporate	**(16,800)**	(13,011)	(12,983)
Total EBITDA	**$ 175,184**	$ 213,434	$ 237,834

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Year ended June 30, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
(In thousands except per share)					
Revenues					
Publishing	$ 180,155	$ 158,954	$ 197,394	$ 196,748	$ 733,251
Broadcasting	56,354	69,011	58,801	70,412	254,578
Total revenues	$ 236,509	$ 227,965	$ 256,195	$ 267,160	$ 987,829
Operating profit					
Publishing	$ 25,536	$ 13,768	$ 40,700	$ 37,019	$ 117,023
Broadcasting	59	10,357	781	8,989	20,186
Unallocated corporate expense	(4,309)	(4,613)	(5,803)	(4,635)	(19,360)
Income from operations	$ 21,286	$ 19,512	$ 35,678	$ 41,373	$ 117,849
Net earnings	$ 8,663	$ 8,704	$ 17,884	$ 56,130	$ 91,381
Basic earnings per share	$ 0.17	$ 0.18	$ 0.36	$ 1.13	$ 1.85
Diluted earnings per share	$ 0.17	$ 0.17	$ 0.35	$ 1.10	$ 1.79
Dividends per share	$ 0.085	$ 0.085	$ 0.090	$ 0.090	$ 0.35
Stock price per share:					
High	$ 36.99	$ 36.60	$ 42.74	$ 45.00	
Low	$ 26.50	$ 30.95	$ 33.95	$ 38.04	

Fiscal 2002

Second quarter results include after-tax nonoperating income of $1.2 million, or 2 cents per share, for proceeds from the demutualization of an insurance company with which Meredith holds policies.

Fourth quarter results include after-tax nonoperating income of $37.9 million, or 74 cents per share, for the gain from the disposition of WOFL-TV, serving Orlando, FL, and WOGX-TV, serving Ocala/Gainesville, FL. In exchange for these two television stations, Meredith acquired KPTV, serving Portland, OR (Note 3).

Fourth quarter results include an after-tax charge in interest expense of $2.1 million, or 4 cents per share, for a write-off related to the fair market value of certain interest rate swap contracts.

Fourth quarter broadcasting operating profit includes expense of $3.7 million for the write-down of certain programming rights to net realizable value.

As a result of rounding and share repurchases made during the year, the sum of the four quarters' earnings per share may not necessarily equal the earnings per share for the year.

Year ended June 30, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
(In thousands except per share)					
Revenues					
Publishing	$183,230	$180,011	$211,583	$198,351	$ 773,175
Broadcasting	65,137	78,629	58,922	67,588	270,276
Total revenues	$248,367	$258,640	$270,505	$265,939	$1,043,451
Operating profit					
Publishing	$ 28,410	$ 29,666	$ 39,879	$ 34,860	$ 132,815
Broadcasting	10,143	21,453	3,272	(185)	34,683
Unallocated corporate expense	(3,375)	(3,701)	(4,439)	(4,051)	(15,566)
Nonrecurring items	—	—	—	(25,308)	(25,308)
Income from operations	$ 35,178	$ 47,418	$ 38,712	$ 5,316	$ 126,624
Net earnings	$ 16,469	$ 24,041	$ 18,884	$ 11,878	$ 71,272
Basic earnings per share	$ 0.33	$ 0.48	$ 0.38	$ 0.24	$ 1.43
Diluted earnings per share	$ 0.32	$ 0.47	$ 0.37	$ 0.23	$ 1.39
Dividends per share	$ 0.080	$ 0.080	$ 0.085	$ 0.085	$ 0.33
Stock price per share:					
High	$ 35.00	$ 32.75	$ 37.55	$ 38.97	
Low	$ 26.75	$ 27.13	$ 30.50	$ 33.55	

Fiscal 2001

Fourth quarter results include after-tax nonrecurring charges of $15.4 million, or 30 cents per share, primarily for personnel costs associated with an early retirement program and other workforce reductions and for the write-off of certain Internet investments (Note 2).

Fourth quarter results include after-tax nonoperating income of $13.1 million, or 26 cents per share, for the gain from the sale of GOLF FOR WOMEN magazine.

Fourth quarter broadcasting operating profit includes expense of $9.9 million for the write-down of certain programming rights to net realizable value.

ELEVEN-YEAR FINANCIAL HISTORY WITH SELECTED FINANCIAL DATA
Meredith Corporation and Subsidiaries

Years ended June 30	2002	2001	2000	1999
($ In thousands except per share)				
Results of Operations				
Revenues	$ 987,829	$ 1,043,451	$ 1,089,470	$ 1,029,804
EBITDA	$ 175,184	$ 213,434	$ 237,834	$ 220,399
Income from operations	$ 117,849	$ 126,624	$ 161,337	$ 171,087
Net interest (expense) income	(32,589)	(31,901)	(33,751)	(21,287)
Nonoperating income	63,812	21,477	—	2,375
Income taxes	(57,691)	(44,928)	(56,556)	(62,518)
Earnings (loss) from continuing operations	91,381	71,272	71,030	89,657
Discontinued operations	—	—	—	—
Cumulative effect of change in accounting principle	—	—	—	—
Net earnings (loss)	$ 91,381	$ 71,272	$ 71,030	$ 89,657
Basic per share information				
Earnings from continuing operations	$ 1.85	$ 1.43	$ 1.38	$ 1.72
Discontinued operations	—	—	—	—
Cumulative effect of change in accounting principle	—	—	—	—
Net earnings (loss)	$ 1.85	$ 1.43	$ 1.38	$ 1.72
Diluted per share information				
Earnings from continuing operations	$ 1.79	$ 1.39	$ 1.35	$ 1.67
Discontinued operations	—	—	—	—
Cumulative effect of change in accounting principle	—	—	—	—
Net earnings (loss)	$ 1.79	$ 1.39	$ 1.35	$ 1.67
Average diluted shares outstanding (in thousands)	50,921	51,354	52,774	53,761
Dividends paid per share	$ 0.35	$ 0.33	$ 0.31	$ 0.29
Stock price per share:				
High	$ 45.00	$ 38.97	$ 42.00	$ 48.50
Low	$ 26.50	$ 26.75	$ 22.37	$ 26.69
Financial Position at June 30				
Current assets	$ 272,211	$ 291,082	$ 288,799	$ 256,175
Working capital	$ (35,195)	$ (80,324)	$ (69,902)	$ (87,940)
Net assets of discontinued operations	$ —	$ —	$ —	—
Total assets	$ 1,460,264	$ 1,437,747	$ 1,439,773	$ 1,423,396
Long-term obligations (including current portion)	$ 429,331	$ 505,758	$ 541,146	$ 564,573
Shareholders' equity	$ 507,717	$ 447,908	$ 422,509	$ 413,305
Number of employees (at June 30)	2,569	2,616	2,703	2,642

GENERAL:

Prior years are reclassified to conform with current-year presentation.

Significant acquisitions occurred: in June 2002 with the exchange of WOFL and WOGX for KPTV; in March 1999 with the acquisition of WGCL; in September 1997 with the acquisition of WFSB; in July 1997 with the purchase of KPDX, WHNS and KFXO; in January 1995 with the purchase of WSMV; and in September 1992 with the purchase of North Central cable television systems.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, excluding nonoperating income and nonrecurring items. EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

Data has been adjusted to reflect two-for-one stock splits in March 1997 and March 1995.

Long-term obligations include broadcast rights payable and Company debt associated with continuing operations.

Shareholders' equity includes temporary equity where applicable.

EARNINGS (LOSS) FROM CONTINUING OPERATIONS:

Fiscal 2002 *nonoperating income primarily represented a gain from the disposition of the Orlando and Ocala television stations.*

Fiscal 2001 *included nonrecurring items of $25.3 million primarily for employment reduction programs and Internet investment write-offs. Nonoperating income represented a gain from the disposition of GOLF FOR WOMEN magazine.*

Fiscal 2000 *included nonrecurring items of $22.1 million for asset write-downs, contractual obligations and personnel costs associated with the decision to exit certain publishing operations and other restructuring activities.*

Fiscal 1999 *nonoperating income represented a gain from the sale of the real estate operations.*

Fiscal 1996 *nonoperating income represented a gain from the sale of three book clubs.*

Fiscal 1995 *included interest income of $8.6 million from the IRS for the settlement of the Company's 1986 through 1990 tax years.*

1998	1997	1996	1995	1994	1993	1992
$ 1,004,922	$ 850,702	$ 864,676	$ 826,194	$ 741,100	$ 718,190	$ 696,344
$ 189,652	$ 138,266	$ 124,023	$ 95,725	$ 72,378	$ 52,737	$ 39,005
$ 152,501	$ 114,671	$ 97,505	$ 72,702	$ 45,876	$ 35,865	$ (3,817)
(13,387)	3,756	(3,347)	6,894	1,529	1,205	5,360
—	—	5,898	—	11,997	—	—
(59,256)	(50,835)	(45,399)	(35,398)	(26,929)	(15,629)	(749)
79,858	67,592	54,657	44,198	32,473	21,441	794
—	27,693	(717)	(4,353)	(5,319)	(2,815)	175
—	—	—	(46,160)	—	—	(7,300)
$ 79,858	$ 95,285	$ 53,940	$ (6,315)	$ 27,154	$ 18,626	$ (6,331)
$ 1.51	$ 1.26	$ 1.00	$ 0.81	$ 0.57	$ 0.35	$ 0.01
—	0.52	(0.02)	(0.07)	(0.09)	(0.04)	—
—	—	—	(0.86)	—	—	(0.11)
$ 1.51	$ 1.78	$ 0.98	$ (0.12)	$ 0.48	$ 0.31	$ (0.10)
$ 1.46	$ 1.22	$ 0.97	$ 0.79	$ 0.57	$ 0.35	$ 0.01
—	0.50	(0.01)	(0.07)	(0.09)	(0.04)	—
—	—	—	(0.83)	—	—	(0.11)
$ 1.46	$ 1.72	$ 0.96	$ (0.11)	$ 0.48	$ 0.31	$ (0.10)
54,603	55,522	56,391	55,508	56,730	61,066	64,563
$ 0.27	$ 0.24	$ 0.21	$ 0.19	$ 0.17	$ 0.16	$ 0.16
$ 46.94	$ 29.37	$ 24.37	$ 13.50	$ 11.41	$ 9.00	$ 7.03
$ 26.75	$ 19.69	$ 11.75	$ 10.62	$ 8.37	$ 5.47	$ 5.94
$ 246,801	$ 337,208	$ 210,676	$ 250,598	$ 290,177	$ 282,630	$ 329,191
$ (100,068)	$ 59,248	$ (68,831)	$ (28,436)	$ 27,766	$ 10,018	$ 72,021
$ —	$ —	$ 88,051	$ 88,097	$ 90,579	$ 95,672	$ 56,848
$ 1,065,989	$ 760,433	$ 733,692	$ 743,796	$ 679,813	$ 716,716	$ 739,277
$ 244,607	$ 17,032	$ 71,482	$ 102,259	$ 10,801	$ 15,867	$ 17,505
$ 378,013	$ 326,649	$ 261,516	$ 241,050	$ 257,761	$ 284,096	$ 301,163
2,559	2,102	2,234	2,400	2,194	2,335	2,025

Fiscal 1994 *included nonrecurring items of $7.4 million for broadcasting film write-downs and taxes on disposed properties. Nonoperating income represented a gain from the disposition of the Syracuse and Fresno television properties.*

Fiscal 1992 *included nonrecurring items of $26.4 million for restructuring costs, book inventory write-downs and other items.*

DISCONTINUED OPERATIONS:

Fiscal 1997 *included an after-tax gain from the disposition of the Company's remaining interest in the cable television operation.*

Fiscal 1996 *reflected cable net losses through the measurement date of September 30, 1995.*

Fiscal 1995 *included an after-tax gain from the disposition of a cable property.*

CHANGES IN ACCOUNTING PRINCIPLES:

Fiscal 1995 *reflected the adoption of Practice Bulletin 13,* Direct-Response Advertising and Probable Future Benefits.

Fiscal 1992 *reflected the adoption of SFAS No. 106,* Employers' Accounting for Postretirement Benefits Other Than Pensions.

Board of Directors

Herbert M. Baum
Mr. Baum, 65, is chairman, president and chief executive officer of the Dial Corporation, a manufacturer and marketer of consumer products. The Dial Corporation is headquartered in Scottsdale, AZ. A director since 1994, he is chairman of the compensation committee and serves on the audit, finance and nominating/governance committee.

Mary Sue Coleman
Dr. Coleman, 58, is president, University of Michigan, a public education institution based in Ann Arbor, MI. A director since 1997, she serves on the audit, executive and pension committees.

Mell Meredith Frazier
Ms. Frazier, 46, is vice president, Meredith Corporation Foundation, and director of corporate planning at Meredith Corporation. A director since 2000, she serves on the pension committee.

Frederick B. Henry
Mr. Henry, 56, is the president of the Bohen Foundation, a private charitable foundation based in New York City. A director since 1969, he is chairman of the pension committee and serves on the compensation committee.

Joel W. Johnson
Mr. Johnson, 59, is chairman, president and chief executive officer of Hormel Foods Corporation, a producer and marketer of meat and food products. Hormel Foods Corporation is based in Austin, MN. A director since 1994, he serves on the audit and finance committees.

William T. Kerr
Mr. Kerr, 61, is chairman and chief executive officer of Meredith Corporation. A director since 1994, he serves on the executive committee.

Robert E. Lee
Mr. Lee, 67, is president of Glacier Properties, Inc., a private investment firm based in Denver. A director since 1982, he chairs the nominating/governance committee and serves on the compensation, executive and finance committees.

David J. Londoner
Mr. Londoner, 65, is a general partner of North River Company, a family investment partnership based in New York. A director since 2001, he serves on the audit committee.

Phillip A. Marineau
Mr. Marineau, 55, is president and chief executive officer of Levi Strauss & Co., a worldwide brand apparel company based in San Francisco. A director since 1998, he chairs the audit committee and serves on the nominating/governance and pension committees.

E.T. Meredith III
Mr. Meredith, 69, is chairman of the executive committee. He has been a director of the Company since 1966.

Nicholas L. Reding
Mr. Reding, 67, is chairman of the Keystone Center, a nonprofit organization which facilitates dispute resolution based on science leading to public policy. The Keystone Center is based in Keystone, CO. A director since 1992, he is chairman of the finance committee and serves on the compensation committee.

Jack D. Rehm
Mr. Rehm, 69, is the retired chairman of the Meredith Corporation Board of Directors. He retired as the Company's chairman on December 31, 1997. A director since 1988, he serves on the executive and finance committees.

Board of Directors


Herbert M. Baum


Mary Sue Coleman


Mell Meredith Frazier


Frederick B. Henry


Joel W. Johnson


William T. Kerr


Robert E. Lee


David J. Londoner


Phillip A. Marineau


E.T. Meredith III


Nicholas L. Reding


Jack D. Rehm

Corporate Officers



William T. Kerr
Chairman and
Chief Executive Officer



Kevin P. O'Brien President, Broadcasting Group
Stephen M. Lacy President, Publishing Group
Jerome M. (Jerry) Kaplan President, Magazine Group

Leo R. Armatis Vice President, Corporate Relations

John S. Zieser Vice President, General Counsel and Secretary

Suku V. Radia Vice President, Chief Financial Officer

Tina Georgeou Vice President, Publishing Business Development

Thomas J. Ferree Controller



Corporate Information

Meredith Corporation and Subsidiaries

Meredith Corporation

Meredith Corporation, headquartered in Des Moines, IA, is America's leading home and family media and marketing company. Meredith operates businesses in magazine and book publishing, television broadcasting, interactive media and integrated marketing.

Annual Meeting

Holders of Meredith Corporation stock are invited to attend the annual meeting of shareholders at 10 a.m. Central Standard Time on November 11, 2002, at the company's principal office, 1716 Locust Street, Des Moines, IA.

Stock Exchange

Common stock of Meredith Corporation is listed on the New York Stock Exchange. The exchange symbol for Meredith is MDP.

Class B stock of Meredith Corporation (issued as a dividend on common stock in December 1986) is not listed. The transfer of class B stock is limited basically to the relatives of original owners. The transfer agent automatically converts other trades to common stock. Conversion prior to sale is not required.

Auditors

KPMG LLP

Registrar and Transfer Agent

EquiServe Trust Company
P.O. Box 43010
Providence, RI 02940-3010
(800) 733-5001
www.equiserve.com

Dividend Reinvestment

Meredith Corporation offers a dividend reinvestment plan that automatically reinvests shareholder dividends for the purchase of additional shares of stock. For more information or to join the plan, contact EquiServe at (800) 733-5001, or write to the preceding address.

Form 10-K

A copy of the Meredith Corporation Fiscal 2002 Form 10-K annual report to the Securities and Exchange Commission (SEC) is available without charge to stockholders by calling (800) 284-4236. It is also available on the company's Internet site, www.meredith.com.

Quarterly Information

Persons who wish to receive copies of Meredith Corporation quarterly SEC filings, earnings releases and dividend releases may call the company toll-free at (800) 284-4236 to be placed on a mailing list, or they may access the company's Internet site at www.meredith.com.

Contact

Dirck H. Steimel
Asst. Manager, Investor Communication

Meredith Corporation
1716 Locust Street
Des Moines, IA 50309-3023
(800) 284-4236

Operations
(as of September 2002)

Publishing

Magazines

Better Homes and Gardens . . . . www.bhg.com
America Online Keyword: BHG
Ladies' Home Journal . . . . www.lhj.com
America Online Keyword: LHJ
Country Home . . . . www.countryhome.com
Traditional Home . . . . www.traditionalhome.com
or www.designerfinder.com
Midwest Living . . . . www.midwestliving.com
MORE . . . . www.thirdage.com/beauty
WOOD . . . . www.woodonline.com
Successful Farming . . . . www.agriculture.com
Country Gardens
Renovation Style

Creative Collection . . . . www.bhg.com/Crafts
America Online Keyword: BHG Crafts
American Patchwork & Quilting
Creative Home
Scrapbooks etc.

Special Interest Publications

(only bimonthly and quarterly titles are listed)

Beautiful New Homes
Bedroom & Bath
The Best of Better Homes and Gardens Home Plans
Creative Collection . . . . www.bhg.com/Crafts
Paint Decor
Decorating
Designers Showcase
Do It Yourself
Garden, Deck & Landscape
Garden Shed . . . . www.bhg.com/gardenshed
Home Planning Ideas
Kitchen and Bath Ideas
Quick & Easy Decorating
Remodeling Ideas
Window & Wall Ideas

Books

Better Homes and Gardens Books . . . . www.bhgbooks.com
Country Home Books
Cross Stitch & Needlework Books
Ladies' Home Journal Books
Mary Engelbreit® Books
Meredith Press
Midwest Living Books
Ortho® Books
The Home Depot® Books
Traditional Home Books
WOOD Books
Jo-Ann Stores® Books

Television Broadcasting

WGCL-TV (CBS) . . . . www.wgcltv.com
Atlanta, GA
KPHO-TV (CBS) . . . . www.kpho.com
Phoenix, AZ
KPDX-TV (UPN) . . . . www.kpdx.com
Portland, OR
KPTV (FOX) . . . . www.kptv.com
Portland, OR
WFSB-TV (CBS) . . . . www.wfsb.com
Hartford/New Haven, Conn.
WSMV-TV (NBC) . . . . www.wsmv.com
Nashville, TN
KCTV (CBS) www.kctv5.com
Kansas City, MO
WHNS-TV (FOX) . . . . www.whns.com
Greenville, SC/
Spartanburg, SC/Asheville, NC
KVVU-TV (FOX) . . . . www.kvvu.com
Las Vegas, NV
WNEM-TV (CBS) . . . . www.wnem.com
Flint/Saginaw/Bay City, MI
KFXO-LP (FOX) . . . . www.kfxo.com
Bend, OR

Meredith Integrated Marketing

www.meredithim.com

Meredith Interactive Media

www.meredith.com

Meredith Brand Licensing

GMAC Home Services, Inc.
Wal-Mart Stores, Inc./*Better Homes and Gardens* garden and outdoor living products

Other Meredith Businesses

Meredith Corporate Solutions
Meredith List Marketing
Meredith Print Advantage

Design: Falk Harrison Creative; St. Louis, Missouri
www.falkharrison.com

Photography: Scott Sinklier Photography; Des Moines, Iowa

Printing: Litho, Inc.; St. Paul, Minnesota

Our Mission

We are Meredith Corporation, a publicly held media and marketing company founded upon service to our customers, and committed to building value for our shareholders. Our cornerstone is knowledge and understanding of the home and family market. From that, we have built businesses that serve well-defined readers and viewers, deliver the messages of advertisers, and extend our brand franchises and expertise to related markets. Our products and services distinguish themselves on the basis of quality, customer service and value that can be trusted.

Meredith CORPORATION

MEREDITH CORPORATION

1716 Locust Street   Des Moines, IA 50309-3023   (800) 284-4236   www.meredith.com